Interim Consolidated Financial Statements
Consolidated Statement of Income

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended			For the nine months ended
	July 31, 2023	April 30, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Interest, Dividend and Fee Income
Loans	$10,693	$10,005	$5,311	$28,892	$13,589
Securities (Notes 2 and 12)	3,099	2,895	1,505	8,132	3,824
Deposits with banks	1,029	882	228	2,950	360
	14,821	13,782	7,044	39,974	17,773
Interest Expense
Deposits	7,102	6,262	1,743	18,647	3,302
Subordinated debt	109	103	57	313	153
Other liabilities	2,705	2,603	1,047	7,274	2,200
	9,916	8,968	2,847	26,234	5,655
Net Interest Income	4,905	4,814	4,197	13,740	12,118
Non-Interest Revenue
Securities commissions and fees	253	258	262	774	825
Deposit and payment service charges	404	395	338	1,115	999
Trading revenues (Note 12)	400	340	(975)	(543)	3,453
Lending fees	388	383	351	1,153	1,070
Card fees	126	173	131	446	405
Investment management and custodial fees	476	462	432	1,377	1,339
Mutual fund revenues	316	307	315	936	1,003
Underwriting and advisory fees	253	269	220	730	962
Securities gains, other than trading (Note 2)	36	36	85	147	309
Foreign exchange gains, other than trading	67	59	47	180	128
Insurance revenue	166	726	542	2,223	61
Share of profit in associates and joint ventures	(2)	66	99	133	215
Other	141	152	55	428	253
	3,024	3,626	1,902	9,099	11,022
Total Revenue	7,929	8,440	6,099	22,839	23,140
Provision for Credit Losses (Notes 3 and 12)	492	1,023	136	1,732	87
Insurance Claims, Commissions and Changes in Policy Benefit Liabilities	4	591	413	1,788	(314)
Non-Interest Expense
Employee compensation	3,065	2,975	2,135	8,606	6,521
Premises and equipment	1,216	1,261	918	3,432	2,596
Amortization of intangible assets	286	280	151	729	448
Advertising and business development	219	195	135	554	356
Communications	95	91	67	260	206
Professional fees	280	312	182	824	517
Other	477	459	271	1,227	774
	5,638	5,573	3,859	15,632	11,418
Income Before Provision for Income Taxes	1,795	1,253	1,691	3,687	11,949
Provision for income taxes (Note 10)	341	194	326	927	2,895
Net Income	$1,454	$1,059	$1,365	$2,760	$9,054
Attributable to:
Bank shareholders	1,452	1,056	1,365	2,755	9,054
Non-controlling interest in subsidiaries	2	3	-	5	-
Net Income	$1,454	$1,059	$1,365	$2,760	$9,054
Earnings Per Common Share (Canadian $) (Note 9)
Basic	$1.97	$1.31	$1.96	$3.61	$13.49
Diluted	1.97	1.30	1.95	3.60	13.45
Dividends per common share	1.47	1.43	1.39	4.33	4.05
  The accompanying notes are an integral part of these interim consolidated financial statements.

54 BMO Financial Group Third Quarter Report 2023

Interim Consolidated Financial Statements
Consolidated Statement of Comprehensive Income

(Unaudited) (Canadian $ in millions)	For the three months ended			For the nine months ended
	July 31, 2023	April 30, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Net Income	$1,454	$1,059	$1,365	$2,760	$9,054
Other Comprehensive Income (Loss), net of taxes
Items that may subsequently be reclassified to net income
Net change in unrealized gains (losses) on fair value through OCI debt securities
Unrealized gains (losses) on fair value through OCI debt securities arising during the period (1)	4	23	(2)	169	(302)
Reclassification to earnings of (gains) during the period (2)	(4)	(17)	(8)	(27)	(30)
	-	6	(10)	142	(332)
Net change in unrealized gains (losses) on cash flow hedges
Gains (losses) on derivatives designated as cash flow hedges arising during the period (3)	(1,722)	(144)	546	(742)	(2,365)
Reclassification to earnings/goodwill of (gains) losses on derivatives designated as cash flow hedges during the period (Note 12) (4)	334	26	(80)	595	(329)
	(1,388)	(118)	466	(147)	(2,694)
Net gains (losses) on translation of net foreign operations
Unrealized gains (losses) on translation of net foreign operations	(1,498)	937	(77)	(1,411)	1,053
Unrealized gains (losses) on hedges of net foreign operations (5)	262	(174)	(25)	111	(217)
Reclassification to earnings of net losses related to divestitures (6)	-	-	-	-	29
	(1,236)	763	(102)	(1,300)	865
Items that will not be reclassified to net income
Net unrealized gains (losses) on fair value through OCI equity securities arising during the period (7)	-	-	(1)	-	1
Net gains (losses) on remeasurement of pension and other employee future benefit plans (8)	48	5	(95)	(11)	511
Net gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value (9)	(89)	174	415	(325)	1,019
	(41)	179	319	(336)	1,531
Other Comprehensive Income (Loss), net of taxes	(2,665)	830	673	(1,641)	(630)
Total Comprehensive Income (Loss)	$(1,211)	$1,889	$2,038	$1,119	$8,424
Attributable to:
Bank shareholders	(1,213)	1,886	2,038	1,114	8,424
Non-controlling interest in subsidiaries	2	3	-	5	-
Total Comprehensive Income (Loss)	$(1,211)	$1,889	$2,038	$1,119	$8,424

(1)	Net of income tax (provision) recovery of $nil million, $(7) million, $ nil million for the three months ended, and $(55) million, $105 million for the nine months ended, respectively.
(2)	Net of income tax provision of $2 million, $7 million, $3 million for the three months ended, and $11 million, $11 million for the nine months ended, respectively.
(3)	Net of income tax (provision) recovery of $635 million, $49 million, $(208) million for the three months ended, and $367 million, $842 million for the nine months ended, respectively.
(4)	Net of income tax provision (recovery) of $(126) million, $7 million, $29 million for the three months ended, and $(223) million, $119 million for the nine months ended, respectively.
(5)	Net of income tax (provision) recovery of $(104) million, $67 million, $12 million for the three months ended, and $(96) million, $83 million for the nine months ended, respectively.
(6)	Net of income tax (provision) of na, na , na for the three months ended, and na , $ nil million for the nine months ended, respectively.
(7)	Net of income tax recovery of $nil million, $ nil million, $1 million for the three months ended, and $nil million, $ nil million for the nine months ended, respectively.
(8)	Net of income tax (provision) recovery of $(19) million, $(2) million, $35 million for the three months ended, and $(19) million, $(185) million for the nine months ended, respectively.
(9)	Net of income tax (provision) recovery of $42 million, $(67) million, and $(152) million for the three months ended, and $114 million, $(370) million for the nine months ended, respectively.
  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2023 55

Interim Consolidated Financial Statements
Consolidated Balance Sheet

(Unaudited) (Canadian $ in millions)	As at
	July 31, 2023	April 30, 2023	October 31, 2022
Assets
Cash and Cash Equivalents	$81,262	$68,495	$87,466
Interest Bearing Deposits with Banks	4,658	5,275	5,734
Securities (Notes 2 and 12)
Trading	124,600	119,081	108,177
Fair value through profit or loss	16,512	16,764	13,641
Fair value through other comprehensive income	53,831	56,519	43,561
Debt securities at amortized cost	115,509	122,102	106,590
Investments in associates and joint ventures	1,378	1,490	1,293
	311,830	315,956	273,262
Securities Borrowed or Purchased Under Resale Agreements	113,442	118,575	113,194
Loans (Notes 3 and 12)
Residential mortgages	171,863	166,733	148,880
Consumer instalment and other personal	103,569	104,357	86,103
Credit cards	11,700	11,063	9,663
Business and government	347,225	355,972	309,310
	634,357	638,125	553,956
Allowance for credit losses (Notes 3 and 12)	(3,520)	(3,350)	(2,617)
	630,837	634,775	551,339
Other Assets
Derivative instruments	33,153	31,960	48,160
Customers’ liability under acceptances	9,554	10,591	13,235
Premises and equipment	6,012	6,111	4,841
Goodwill (Note 12)	15,913	16,025	5,285
Intangible assets (Note 12)	5,121	5,158	2,193
Current tax assets	1,925	2,127	1,421
Deferred tax assets	2,880	2,369	1,175
Other	31,967	33,474	31,894
	106,525	107,815	108,204
Total Assets	$1,248,554	$1,250,891	$1,139,199
Liabilities and Equity
Deposits (Notes 4 and 12)	$883,569	$875,443	$769,478
Other Liabilities
Derivative instruments	43,276	41,802	59,956
Acceptances	9,554	10,591	13,235
Securities sold but not yet purchased	46,442	45,302	40,979
Securities lent or sold under repurchase agreements	96,149	105,179	103,963
Securitization and structured entities’ liabilities	26,667	25,759	27,068
Other	60,641	62,535	45,332
	282,729	291,168	290,533
Subordinated Debt (Note 4)	8,062	8,195	8,150
Total Liabilities	$1,174,360	$1,174,806	$1,068,161
Equity
Preferred shares and other equity instruments (Note 5)	6,958	6,958	6,308
Common shares (Note 5)	22,474	22,062	17,744
Contributed surplus	330	327	317
Retained earnings	44,500	44,143	45,117
Accumulated other comprehensive income (loss)	(89)	2,576	1,552
Total shareholders’ equity	74,173	76,066	71,038
Non-controlling interest in subsidiaries (Note 5)	21	19	-
Total Equity	74,194	76,085	71,038
Total Liabilities and Equity	$1,248,554	$1,250,891	$1,139,199
  The accompanying notes are an integral part of these interim consolidated financial statements.

56 BMO Financial Group Third Quarter Report 2023

Interim Consolidated Financial Statements
Consolidated Statement of Changes in Equity

(Unaudited) (Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Preferred Shares and Other Equity Instruments (Note 5)
Balance at beginning of period	$6,958	$5,708	$6,308	$5,558
Issued during the period	-	500	650	1,250
Redeemed during the period	-	(500)	-	(1,100)
Balance at End of Period	6,958	5,708	6,958	5,708
Common Shares (Note 5)
Balance at beginning of period	22,062	17,038	17,744	13,599
Issued under the Shareholder Dividend Reinvestment and Share Purchase Plan	405	346	1,170	647
Issued under the Stock Option Plan	8	12	47	55
Repurchased for cancellation and/or treasury shares sold/purchased	(1)	(4)	-	(15)
Issued to align capital position with increased regulatory requirements as announced by OSFI (Note 5)	-	-	3,360	-
Issued for acquisitions (Notes 5 and 12)	-	-	153	3,106
Balance at End of Period	22,474	17,392	22,474	17,392
Contributed Surplus
Balance at beginning of period	327	318	317	313
Stock option expense, net of options exercised	2	(3)	12	2
Other	1	-	1	-
Balance at End of Period	330	315	330	315
Retained Earnings
Balance at beginning of period	44,143	41,275	45,117	35,497
Net income attributable to bank shareholders	1,452	1,365	2,755	9,054
Dividends on preferred shares and distributions payable on other equity instruments	(41)	(47)	(206)	(154)
Dividends on common shares	(1,054)	(938)	(3,089)	(2,694)
Equity issue expense and premium paid on redemption of preferred shares	-	(2)	(73)	(50)
Net discount on sale of treasury shares	-	-	(4)	-
Balance at End of Period	44,500	41,653	44,500	41,653
Accumulated Other Comprehensive (Loss) on Fair Value through OCI Securities, net of taxes
Balance at beginning of period	(217)	(149)	(359)	171
Unrealized gains (losses) on fair value through OCI debt securities arising during the period	4	(2)	169	(302)
Unrealized gains (losses) on fair value through OCI equity securities arising during the period	-	(1)	-	1
Reclassification to earnings of (gains) during the period	(4)	(8)	(27)	(30)
Balance at End of Period	(217)	(160)	(217)	(160)
Accumulated Other Comprehensive (Loss) on Cash Flow Hedges, net of taxes
Balance at beginning of period	(3,888)	(2,975)	(5,129)	185
Gains (losses) on derivatives designated as cash flow hedges arising during the period	(1,722)	546	(742)	(2,365)
Reclassification to earnings/goodwill of (gains) losses on derivatives designated as cash flow hedges during the period (Note 12)	334	(80)	595	(329)
Balance at End of Period	(5,276)	(2,509)	(5,276)	(2,509)
Accumulated Other Comprehensive Income on Translation of Net Foreign Operations, net of taxes
Balance at beginning of period	5,104	3,236	5,168	2,269
Unrealized gains (losses) on translation of net foreign operations	(1,498)	(77)	(1,411)	1,053
Unrealized gains (losses) on hedges of net foreign operations	262	(25)	111	(217)
Reclassification to earnings of net losses related to divestitures	-	-	-	29
Balance at End of Period	3,868	3,134	3,868	3,134
Accumulated Other Comprehensive Income on Pension and Other Employee Future Benefit Plans, net of taxes
Balance at beginning of period	885	891	944	285
Gains (losses) on remeasurement of pension and other employee future benefit plans	48	(95)	(11)	511
Balance at End of Period	933	796	933	796
Accumulated Other Comprehensive Income on Own Credit Risk on Financial Liabilities Designated at Fair Value, net of taxes
Balance at beginning of period	692	250	928	(354)
Gains (losses) on remeasurement of own credit risk on financial liabilities designated at fair value	(89)	415	(325)	1,019
Balance at End of Period	603	665	603	665
Total Accumulated Other Comprehensive Income (Loss)	(89)	1,926	(89)	1,926
Total Shareholders’ Equity	74,173	66,994	74,173	66,994
Non-Controlling Interest in Subsidiaries
Balance at beginning of period	19	-	-	-
Acquisition (Note 12)	-	-	16	-
Net income attributable to non-controlling interest	2	-	5	-
Balance at End of Period	21	-	21	-
Total Equity	$74,194	$66,994	$74,194	$66,994
  The accompanying notes are an integral part of these interim consolidated financial statements.

BMO Financial Group Third Quarter Report 2023 57

Interim Consolidated Financial Statements
Consolidated Statement of Cash Flows

(Unaudited) (Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Cash Flows from Operating Activities

Net Income	$1,454	$1,365	$2,760	$9,054
Adjustments to determine net cash flows provided by (used in) operating activities:
Securities (gains), other than trading (Note 2)	(36)	(85)	(147)	(309)
Depreciation of premises and equipment	252	192	724	579
Depreciation of other assets	14	24	50	74
Amortization of intangible assets	286	151	729	448
Provision for credit losses (Note 3)	492	136	1,732	87
Deferred taxes	(586)	(79)	(655)	530
Net loss on divestitures	-	-	-	29
Changes in operating assets and liabilities:
Net (increase) in trading securities	(7,607)	(10,729)	(18,622)	(3,983)
Change in derivative instruments – (increase) decrease in derivative asset	(564)	4,647	20,820	(4,356)
– increase (decrease) in derivative liability	1,359	2,437	(19,324)	11,711
Net (increase) decrease in current tax asset	85	(293)	(611)	137
Net increase (decrease) in current tax liability	(31)	154	(421)	(8)
Change in accrued interest – (increase) decrease in interest receivable	284	(129)	(355)	(509)
– increase in interest payable	618	380	2,607	490
Changes in other items and accruals, net	617	12	3,495	(6,671)
Net increase in deposits	19,164	16,443	35,157	28,736
Net (increase) in loans	(4,347)	(20,938)	(14,203)	(58,680)
Net increase in securities sold but not yet purchased	1,980	1,968	6,162	8,896
Net increase (decrease) in securities lent or sold under repurchase agreements	(7,088)	3,970	(11,734)	1,255
Net (increase) decrease in securities borrowed or purchased under resale agreements	3,242	(1,925)	(1,963)	255
Net increase (decrease) in securitization and structured entities’ liabilities	1,090	333	(170)	(667)
Net Cash Provided by (Used in) Operating Activities	10,678	(1,966)	6,031	(12,902)
Cash Flows from Financing Activities
Net increase (decrease) in liabilities of subsidiaries	(2,347)	3,161	2,456	6,927
Proceeds from issuance of covered bonds	2,916	3,203	8,027	10,486
Redemption/buyback of covered bonds	-	(2,252)	(8,175)	(4,474)
Proceeds from issuance of subordinated debt	-	-	-	1,587
Repayment of subordinated debt (Note 4)	-	(850)	-	(850)
Proceeds from issuance of preferred shares, net of issuance costs (Note 5)	-	498	648	1,247
Redemption of preferred shares (Note 5)	-	(500)	-	(1,100)
Net proceeds from issuance of common shares (Note 5)	6	15	3,324	3,112
Net purchases of treasury shares	(1)	(4)	-	(15)
Cash dividends and distributions paid	(742)	(599)	(2,047)	(1,962)
Repayment of lease liabilities	(92)	(79)	(259)	(215)
Net Cash Provided by (Used in) Financing Activities	(260)	2,593	3,974	14,743
Cash Flows from Investing Activities
Net decrease in interest bearing deposits with banks	489	376	924	1,281
Purchases of securities, other than trading	(7,645)	(12,131)	(35,096)	(78,054)
Maturities of securities, other than trading	5,669	4,545	15,595	16,793
Proceeds from sales of securities, other than trading	5,896	6,444	19,318	33,594
Premises and equipment – net purchases	(190)	(175)	(566)	(476)
Purchased and developed software – net purchases	(178)	(188)	(572)	(484)
Acquisitions (1) (Note 12)	(155)	-	(15,107)	-
Net proceeds from divestitures	-	-	-	1,226
Net Cash Provided by (Used in) Investing Activities	3,886	(1,129)	(15,504)	(26,120)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	(1,537)	(198)	(705)	604
Net increase (decrease) in Cash and Cash Equivalents	12,767	(700)	(6,204)	(23,675)
Cash and Cash Equivalents at Beginning of Period	68,495	70,286	87,466	93,261
Cash and Cash Equivalents at End of Period	$81,262	$69,586	$81,262	$69,586
Supplemental Disclosure of Cash Flow Information
Net cash provided by operating activities includes:
Interest paid in the period (2)	$9,313	$2,445	$23,493	$5,086
Income taxes paid in the period	$319	$788	$2,302	$1,779
Interest received in the period	$14,571	$6,519	$37,729	$16,013
Dividends received in the period	$698	$537	$1,777	$1,407

(1)
This amount is net of $63 million and $3,646 million cash and cash equivalents acquired as part of acquisitions for the three and nine months ended July 31, 2023. To mitigate changes in the Canadian dollar equivalent of the Bank of the West purchase price on close, we entered into forward contracts, which qualified for hedge accounting.

(2)	Includes dividends paid on securities sold but not yet purchased.
  The accompanying notes are an integral part of these interim consolidated financial statements.
  Certain comparative figures have been reclassified to conform with the current period’s presentation.

58 BMO Financial Group Third Quarter Report 2023

Notes to Interim Consolidated Financial Statements
July 31, 2023 (Unaudited)
Note 1: Basis of Presentation
Bank of Montreal (the bank or BMO) is a chartered bank under the
Bank Act (Canada)
and is a public company incorporated in Canada. We are a highly diversified financial services company, providing a broad range of personal and commercial banking, wealth management and investment banking products and services. The bank’s head office is at 129 rue Saint Jacques, Montreal, Quebec. Our executive offices are at 100 King Street West, 1 First Canadian Place, Toronto, Ontario. Our common shares are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange.
These condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34,
Interim Financial Reporting
as issued by the International Accounting Standards Board (IASB) using the same accounting policies as disclosed in our annual consolidated financial statements for the year ended October 31, 2022, with the addition of purchased loan accounting in Note 3 and non-controlling
interests, described below, as a result of our acquisition of Bank of the West and its subsidiaries (Bank of the West) in the second quarter. Refer to Note 12 for more details. These condensed interim consolidated financial statements should be read in conjunction with the notes to our annual consolidated financial statements for the year ended October 31, 2022. We also comply with interpretations of International Financial Reporting Standards (IFRS) by our regulator, the Office of the Superintendent of Financial Institutions of Canada (OSFI). These interim consolidated financial statements were authorized for issue by the Board of Directors on August 29, 2023.
Non-Controlling
Interest in Subsidiaries
Non-controlling
interest in subsidiaries is presented in our Consolidated Balance Sheet as a separate component of equity that is distinct from our shareholders’ equity. The net income attributable to non-controlling
interest in subsidiaries is presented separately in our Consolidated Statement of Income.
Interbank Offered Rate (IBOR) Reform
BMO has transitioned all USD LIBOR exposure settings to alternative reference rates. The transition of CDOR settings is in progress, and expected to be completed before June 28, 2024. For additional details regarding interest rate benchmarks, refer to Note 1 of our annual consolidated financial statements for the year ended October 31, 2022.
Use of Estimates and Judgments
The preparation of the interim consolidated financial statements requires management to use estimates and assumptions that affect the carrying amounts of certain assets and liabilities, certain amounts reported in net income and other related disclosures.
The most significant assets and liabilities for which we must make estimates and judgments include the allowance for credit losses; financial instruments measured at fair value; pension and other employee future benefits; impairment of securities; income taxes and deferred tax assets; goodwill and intangible assets; insurance-related liabilities; provisions including legal proceedings and severance charges; transfer of financial assets and consolidation of structured entities. We make judgments in assessing the business model for financial assets as well as whether substantially all risks and rewards have been transferred in respect of transfers of financial assets and whether we control structured entities. If actual results were to differ from the estimates, the impact would be recorded in future periods.
The economic outlook is subject to several risks that could lead to a more severe contraction of the North American economy, including persistent high inflation leading to significant further increases in interest rates, potential renewed stress in the U.S. regional banking sector, an escalation of geopolitical risks, and an increase in trade tensions between the U.S. and China. The impact on our business, results of operations, reputation, financial performance and condition, including the potential for credit, counterparty and mark-to-market
losses, our credit ratings and regulatory capital and liquidity ratios, as well as impacts to our customers and competitors, will depend on future developments, which remain uncertain. By their very nature, the judgments and estimates we make for the purposes of preparing our consolidated financial statements relate to matters that are inherently uncertain. However, we have detailed policies and internal controls that are intended to ensure the judgments made in estimating these amounts are well controlled and independently reviewed, and that our policies are consistently applied from period to period. We believe that our estimates of the value of our assets and liabilities are appropriate as at July 31, 2023.
Allowance for Credit Losses
As detailed further in Note 1 of our annual consolidated financial statements for the year ended October 31, 2022, the allowance for credit losses (ACL) consists of allowances on impaired loans, which represent estimated losses related to impaired loans in the portfolio provided for but not yet written off, and allowances on performing loans, which is our best estimate of impairment in the existing portfolio for loans that have not yet been individually identified as impaired.
The expected credit loss (ECL) model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The determination of a significant increase in credit risk takes into account many different factors and varies by product and risk segment. The bank’s methodology for determining significant increase in credit risk is based on the change in probability of default between origination, and reporting date, assessed using probability-weighted scenarios as well as certain other criteria, such as
30-day
past due and watchlist status. The assessment of a significant increase in credit risk requires experienced credit judgment.

BMO Financial Group Third Quarter Report 2023 59

In determining whether there has been a significant increase in credit risk and in calculating the amount of expected credit losses, we must rely on estimates and exercise judgment regarding matters for which the ultimate outcome is unknown. These judgments include changes in circumstances that may cause future assessments of credit risk to be materially different from current assessments, which could require an increase or decrease in the allowance for credit losses. The calculation of expected credit losses includes the explicit incorporation of forecasts of future economic conditions. We have developed models incorporating specific macroeconomic variables that are relevant to each portfolio. Key economic variables for our retail portfolios include primary operating markets of Canada, the United States (U.S.) and regional markets, where considered significant. Forecasts are developed internally by our Economics group, considering external data and our view of future economic conditions. We exercise experienced credit judgment to incorporate multiple economic forecasts, which are probability-weighted, in the determination of the final expected credit loss. The allowance is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario.
Additional information regarding the allowance for credit losses is included in Note 3.
Acquisition of Bank of the West - Valuation of Assets and Liabilities
Significant judgment and assumptions were used to determine the fair value of the Bank of the West assets acquired and liabilities assumed, including the loan portfolio, core-deposit and other relationship intangible assets and fixed-maturity deposits.
For loans, the determination of fair value involved estimating the cash flows which are expected to be received on all purchased loans and discounting these back to their present value. We estimated expected cash flows based on models that incorporate management’s best estimate of current key assumptions such as default rates, loss severity, timing of prepayments and collateral. In determining the discount rate, we considered various factors, including our cost to raise funds in the current market, the risk premium associated with the loans and the cost to service the portfolios.
For core-deposit intangible assets, fair value was determined using a discounted cash flow approach, comparing the present value of the cost to maintain the acquired deposits and to the cost of alternative funding. The present value of the cost to maintain the acquired deposits includes an estimate of future interest costs and operating expenses for the core deposits acquired. Core deposits are those that we considered to be a stable, below-market sources of funding. Deposit run-off
was estimated using historical attrition data, comparing this to market sources at the date of acquisition.
We calculated the fair value of wealth management and credit card customer relationships acquired based on the excess of estimated future cash inflows (i.e. revenue from the acquired relationships) over the related estimated cash outflows (i.e. operating costs and contributory asset charges) over the estimated useful life of the customer base.
The determination of the fair value of fixed-maturity deposits involved estimating the cash flows to be paid and discounting these back to their present value. The timing and amount of cash flows include significant management judgment regarding the likelihood of early redemption and the timing of withdrawal by the customer. Discount rates were based on the prevailing rates we were paying on similar deposits at the date of acquisition.
The fair value of all other assets and liabilities, including real estate properties, was calculated using market data where possible, as well as management judgment to determine the price that would be obtained in an arms-length transaction between knowledgeable, willing parties.
Additional information regarding the accounting for the acquisition is included in Note 3 and Note 12.
Future Changes in IFRS
Insurance Contracts
IFRS 17 Insurance Contracts (IFRS 17) will be effective for our fiscal year beginning November 1, 2023 and replaces the existing IFRS 4 Insurance Contracts (IFRS 4) standard. The new standard changes the fundamental principles used to recognize and measure insurance contracts, including life insurance contracts, reinsurance contracts and investment contracts with discretionary participation features. IFRS 17 requires us to measure groups of contracts based on our estimates of the present value of future cash flows that are expected to arise as we fulfill the contracts, an explicit risk adjustment for insurance-specific risk and a contractual service margin (CSM) which represents unearned profits. The CSM component of the insurance contract liability will be amortized into income as services/insurance coverage is provided. Groups of onerous contracts that experience losses record these losses in income immediately.

In July 2023, OSFI released regulatory guidance to allow the inclusion of the CSM in calculating CET1 capital and related ratios. We do not expect a material impact to the bank’s capital ratios resulting from transition to IFRS 17.
The discount rate we use under IFRS 4 is related to the net yield of the assets held to support insurance contract liabilities. Under IFRS 17, the discount rate will reflect the characteristics of the insurance contract liabilities. We have elected the accounting policy choice under IFRS 17 to recognize changes in the discount rate on insurance contract liabilities, through the Consolidated Statement of Income.
On transition, we are required to apply a full retrospective approach where we restate prior periods as if we had always applied IFRS 17, unless impracticable, in which case we will apply either a modified retrospective approach where we apply specific modifications to the full retrospective application, or a full fair value method where we measure the contracts at fair value to determine a value for the CSM. We have substantially completed our assessment of IFRS 17 and will apply the full retrospective approach to our creditor business and the fair value method to all other products.

60 BMO Financial Group Third Quarter Report 2023

Note 2: Securities
Classification of Securities
The bank’s fair value through profit or loss (FVTPL) securities of $16,512 million ($13,641 million as at October 31, 2022) are comprised of $6,417 million mandatorily measured at fair value and $10,095 million investment securities held by insurance subsidiaries designated at fair value ($4,410 million and $9,231 million, respectively, as at October 31, 2022).
Our fair value through other comprehensive income (FVOCI) securities totalling $53,831 million ($43,561 million as at October 31, 2022), are net of an allowance for credit losses of $3 million ($3 million as at October 31, 2022).
Amortized cost securities totalling $115,509 million ($106,590 million as at October 31, 2022), are net of an allowance for credit losses of $3 million ($3 million as at October 31, 2022).
Amortized Cost Securities
The following table summarizes the carrying value and fair value for amortized cost debt securities:

(Canadian $ in millions)	July 31, 2023		October 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
Issued or guaranteed by:
Canadian federal government	5,785	5,779	7,136	7,129
Canadian provincial and municipal governments	4,906	4,915	5,588	5,583
U.S. federal government	55,285	50,119	59,245	51,717
U.S. states, municipalities and agencies	182	178	109	105
Other governments	1,096	1,091	1,387	1,377
NHA MBS, U.S. agency MBS and CMO (1)	46,552	42,124	31,013	26,864
Corporate debt	1,703	1,654	2,112	2,057
Total	115,509	105,860	106,590	94,832

(1)
These amounts are either supported by insured mortgages or issued by U.S. agencies and government-sponsored enterprises. NHA refers to the National Housing Act, MBS refers to mortgage-backed securities and CMO refers to collateralized mortgage obligations.

  The carrying value of securities that are part of fair value hedging relationships are adjusted for related gains (losses) on hedge contracts.
Unrealized Gains and Losses on FVOCI Securities
The following table summarizes the unrealized gains and losses:

(Canadian $ in millions)	July 31, 2023				October 31, 2022
	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value	Cost/ Amortized cost	Gross unrealized gains	Gross unrealized losses	Fair value
Issued or guaranteed by:
Canadian federal government	16,335	11	396	15,950	12,498	11	208	12,301
Canadian provincial and municipal governments	4,469	-	170	4,299	4,724	6	159	4,571
U.S. federal government	4,064	15	204	3,875	3,403	-	293	3,110
U.S. states, municipalities and agencies	5,315	8	106	5,217	3,863	5	154	3,714
Other governments	7,007	5	93	6,919	6,532	4	125	6,411
NHA MBS, U.S. agency MBS and CMO	14,464	8	333	14,139	9,572	13	317	9,268
Corporate debt	3,393	4	124	3,273	4,203	25	195	4,033
Corporate equity	129	30	-	159	122	31	-	153
Total	55,176	81	1,426	53,831	44,917	95	1,451	43,561
  Unrealized gains (losses) may be offset by related (losses) gains on hedge contracts.
Interest Income on Debt Securities
The following table presents interest income calculated using the effective interest method:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
FVOCI	689	153	1,812	343
Amortized cost	991	365	2,406	837
Total	1,680	518	4,218	1,180
Non-Interest
Revenue
Net gains and losses from securities, excluding gains and losses on trading securities, have been included in our Consolidated Statement of Income as follows:

(Canadian $ in millions)	For the three months ended		For the nine months ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
FVTPL securities	34	75	111	272
FVOCI securities - net realized gains (1)	2	12	36	39
Impairment loss	-	(2)	-	(2)
Securities gains, other than trading	36	85	147	309

(1)	Gains are net of (losses) on hedge contracts.

BMO Financial Group Third Quarter Report 2023 61

Interest and dividend income and gains (losses) on securities held in our Insurance business are recorded in non-interest
revenue, insurance revenue, in our Consolidated Statement of Income. These include:
•
Interest and dividend income of $117 million and $334 million for the three months and nine months ended July 31, 2023, respectively ($103 million and $293 million for the three and nine months ended July 31, 2022, respectively). Interest income is calculated using the effective interest method;

•
Gains (losses) from securities designated as FVTPL of $(280) million and $329 million for the three months and nine months ended July 31, 2023, respectively ($51 million and $(1,303) million for the three and nine months ended July 31, 2022, respectively); and

•
Realized gains from FVOCI securities were $nil million and $1 million for the three and nine months ended July 31, 2023, respectively ($nil million for the three and nine months ended July 31, 2022, respectively).

Note 3: Loans and Allowance for Credit Losses

Purchased Loans
Purchased loans are initially measured at fair value and identified as either purchased performing loans (those that continued to make timely principal and interest payments), or purchased credit impaired loans (those for which the timely collection of interest and principal is no longer reasonably assured). These loans are subsequently measured at amortized cost or fair value, depending on the business model.
Purchased Performing Loans
For loans with fixed terms, the fair value mark is amortized into net interest income over the expected life of the loan using the effective interest method. For loans with revolving terms, the fair value mark is amortized into net interest income on a straight-line basis over the contractual term of the loans. As loans are repaid, the remaining unamortized fair value mark related to those loans is recorded in net interest income in the period the loan is repaid. All purchased performing loans were initially recorded in Stage 1 for purposes of determining expected credit losses.
On February 1, 2023, we recognized purchased performing loans with a fair value of $76,068 million. Fair value reflected estimates of expected future credit losses at the acquisition date of $1,047 million as well as interest rate premiums or discounts relative to prevailing market rates. Gross contractual receivables amounted to $78,931 million. As at July 31, 2023, purchased performing loans on the Consolidated Balance Sheet totalled $63,536 million, including a remaining fair value mark of $(2,394) million.
Purchased Credit Impaired (PCI) Loans
We regularly
re-evaluate
what we expect to collect on the purchased credit impaired loans. Increases in expected cash flows result in a recovery of the provision for credit losses and either a reduction in any previously recorded allowance for credit losses or, if no allowance exists, an increase in the current carrying value of the purchased loans. Decreases in expected cash flows result in a charge to the provision for credit losses and an increase to the allowance for credit losses. We record interest income using the effective interest method over the expected life of the loan. PCI loans are presented within Stage 3.
On February 1, 2023, we recognized purchased credit impaired loans with a total fair value of $415 million, including a fair value mark of $(168) million.
The following table provides further details of the acquired Bank of the West PCI loans:

(Canadian $ in millions)	July 31, 2023	April 30, 2023
	Total	Total
Unpaid principal balance (1)	369	491
Fair value adjustment	(121)	(152)
Carrying value	248	339
Stage 3 allowance	20	2
Carrying value net of related allowance	268	341

(1)	Excludes loans that were fully written off prior to acquisition date.
Commitments and Letters of Credit Acquired
As part of our acquisition of Bank of the West, we recorded a liability related to unfunded commitments and letters of credit. The total fair value mark associated with unfunded commitments and letters of credit is amortized into net interest income on a straight-line basis over the contractual term of the acquired commitments. All purchased commitments and letters of credit were initially included in Stage 1 for purposes of determining expected credit losses. ECL is recorded on these commitments in normal course.
On February 1, 2023 we recorded a fair value mark on unfunded commitments and letters of credit of $(37) million in other liabilities in the Consolidated Balance Sheet. As at July 31, 2023, the remaining fair value mark on
these commitments was $(31) million.

62 BMO Financial Group Third Quarter Report 2023

Credit Risk Exposure
The following table sets out our credit risk exposure for all loans carried at amortized cost, FVOCI or FVTPL as at July 31, 2023 and October 31, 2022. Stage 1 represents those performing loans carried with up to a
12-month
expected credit loss, Stage 2 represents those performing loans carried with a lifetime expected credit loss, and Stage 3 represents those loans with a lifetime expected credit loss that are credit impaired.

(Canadian $ in millions)	July 31, 2023				October 31, 2022
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Exceptionally low	3	-	-	3	7	-	-	7
Very low	83,187	342	-	83,529	94,743	81	-	94,824
Low	49,613	10,981	-	60,594	31,617	3,134	-	34,751
Medium	5,647	5,196	-	10,843	13,474	3,871	-	17,345
High	213	1,899	-	2,112	138	341	-	479
Not rated (2)	14,268	133	-	14,401	1,126	53	-	1,179
Impaired	-	-	381	381	-	-	295	295
Gross residential mortgages	152,931	18,551	381	171,863	141,105	7,480	295	148,880
Allowance for credit losses	78	159	5	242	59	66	10	135
Carrying amount	152,853	18,392	376	171,621	141,046	7,414	285	148,745
Loans: Consumer instalment and other personal
Exceptionally low	1,471	5	-	1,476	1,792	35	-	1,827
Very low	37,897	56	-	37,953	33,554	83	-	33,637
Low	21,083	1,079	-	22,162	24,369	1,307	-	25,676
Medium	8,265	6,525	-	14,790	13,536	4,633	-	18,169
High	696	1,984	-	2,680	873	1,525	-	2,398
Not rated (2)	23,769	282	-	24,051	4,052	32	-	4,084
Impaired	-	-	457	457	-	-	312	312
Gross consumer instalment and other personal	93,181	9,931	457	103,569	78,176	7,615	312	86,103
Allowance for credit losses	227	380	141	748	101	288	102	491
Carrying amount	92,954	9,551	316	102,821	78,075	7,327	210	85,612
Loans: Credit cards (3)
Exceptionally low	1,631	-	-	1,631	2,920	-	-	2,920
Very low	1,898	1	-	1,899	442	1	-	443
Low	1,771	44	-	1,815	1,569	51	-	1,620
Medium	3,568	865	-	4,433	2,918	792	-	3,710
High	478	699	-	1,177	316	563	-	879
Not rated (2)	670	75	-	745	90	1	-	91
Impaired	-	-	-	-	-	-	-	-
Gross credit cards	10,016	1,684	-	11,700	8,255	1,408	-	9,663
Allowance for credit losses	116	241	-	357	69	207	-	276
Carrying amount	9,900	1,443	-	11,343	8,186	1,201	-	9,387
Loans: Business and government (4)
Acceptable
Investment grade	195,266	4,046	-	199,312	187,245	6,765	-	194,010
Sub-investment grade	119,666	26,260	-	145,926	98,451	22,390	-	120,841
Watchlist	918	8,617	-	9,535	-	6,310	-	6,310
Impaired	-	-	2,006	2,006	-	-	1,384	1,384
Gross business and government	315,850	38,923	2,006	356,779	285,696	35,465	1,384	322,545
Allowance for credit losses	875	868	430	2,173	608	675	432	1,715
Carrying amount	314,975	38,055	1,576	354,606	285,088	34,790	952	320,830
Gross total loans and acceptances	571,978	69,089	2,844	643,911	513,232	51,968	1,991	567,191
Net total loans and acceptances	570,682	67,441	2,268	640,391	512,395	50,732	1,447	564,574
Commitments and financial guarantee contracts
Acceptable
Investment grade	188,120	1,332	-	189,452	182,153	5,134	-	187,287
Sub-investment grade	50,414	13,259	-	63,673	45,920	14,047	-	59,967
Watchlist	287	2,821	-	3,108	2	2,176	-	2,178
Impaired	-	-	310	310	-	-	292	292
Gross commitments and financial guarantee contracts	238,821	17,412	310	256,543	228,075	21,357	292	249,724
Allowance for credit losses	269	187	10	466	194	174	13	381
Carrying amount (5)(6)	238,552	17,225	300	256,077	227,881	21,183	279	249,343

(1)
Includes Bank of the West PCI loans. As at July 31, 2023, PCI loan balances were $32 million in residential mortgages, $51 million in consumer instalment and other personal loans and $165 million in business and government loans.

(2)
Includes purchased portfolios and certain cases where an internal risk rating is not assigned. Alternative credit risk assessments, rating methodologies, policies and tools are used to manage credit risk for these portfolios.

(3)	Credit card loans are immediately written off when principal or interest payments are 180 days past due, and as a result are not reported as impaired in Stage 3.
(4)	Includes customers’ liability under acceptances.
(5)
Represents the total contractual amounts of undrawn credit facilities and other off-balance
sheet exposures, excluding personal lines of credit and credit cards that are unconditionally cancellable at our discretion.

(6)	Certain commercial borrower commitments are conditional and may include recourse to counterparties.

BMO Financial Group Third Quarter Report 2023 63

Allowance for Credit Losses
The allowance for credit losses recorded in our Consolidated Balance Sheet is maintained at a level we consider adequate to absorb credit-related losses on our loans and other credit instruments. The allowance for credit losses amounted to $3,986 million at July 31, 2023 ($2,998 million as at October 31, 2022) of which
$3,520 million ($2,617 million as at October 31, 2022) was recorded in loans and $466 million ($381 million as at October 31, 2022) was recorded in other liabilities in our Consolidated Balance Sheet.
Significant changes in gross balances, including originations, maturities and repayments in the normal course of operations, impact the allowance for credit losses. In addition, the purchased performing loans we acquired in the Bank of the West acquisition were subject to ECL on acquisition date, consistent with the process followed for originated loans. An initial provision for credit losses of $705 million was recorded in the Consolidated Statement of Income in the second quarter.
The following tables show the continuity in the loss allowance by product type for the three and nine months ended July 31, 2023 and July 31, 2022. Transfers represent the amount of ECL that moved between stages during the period, for example, moving from a
12-month
(Stage 1) to lifetime (Stage 2) ECL measurement basis. Net remeasurements represent the ECL impact due to transfers between stages, as well as changes in economic forecasts and credit quality. Model changes include new calculation models or methodologies.

64 BMO Financial Group Third Quarter Report 2023

(Canadian $ in millions)
For the three months ended	July 31, 2023				July 31, 2022
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	77	133	8	218	37	36	16	89
Transfer to Stage 1	25	(25)	-	-	9	(8)	(1)	-
Transfer to Stage 2	(4)	7	(3)	-	(1)	2	(1)	-
Transfer to Stage 3	-	(2)	2	-	-	(1)	1	-
Net remeasurement of loss allowance	(26)	59	9	42	(13)	11	1	(1)
Loan originations	8	-	-	8	9	-	-	9
Loan purchases	-	-	-	-	-	-	-	-
Derecognitions and maturities	(1)	(3)	-	(4)	(1)	(2)	-	(3)
Model changes	-	-	-	-	2	5	-	7
Total Provision for Credit Losses (PCL) (2)	2	36	8	46	5	7	-	12
Write-offs (3)	-	-	(1)	(1)	-	-	(1)	(1)
Recoveries of previous write-offs	-	-	2	2	-	-	3	3
Foreign exchange and other	(1)	(2)	(7)	(10)	-	(1)	(3)	(4)
Balance as at end of period	78	167	10	255	42	42	15	99
Loans: Consumer instalment and other personal
Balance as at beginning of period	257	364	130	751	106	306	92	504
Transfer to Stage 1	66	(63)	(3)	-	54	(52)	(2)	-
Transfer to Stage 2	(15)	27	(12)	-	(8)	16	(8)	-
Transfer to Stage 3	(3)	(27)	30	-	(2)	(18)	20	-
Net remeasurement of loss allowance	(68)	111	86	129	(59)	73	29	43
Loan originations	17	3	-	20	24	-	-	24
Loan purchases	-	-	-	-	-	-	-	-
Derecognitions and maturities	(7)	(12)	-	(19)	(4)	(9)	-	(13)
Model changes	-	-	-	-	2	(12)	-	(10)
Total PCL (2)	(10)	39	101	130	7	(2)	39	44
Write-offs (3)	-	-	(98)	(98)	-	-	(52)	(52)
Recoveries of previous write-offs	-	-	19	19	-	-	20	20
Foreign exchange and other	(5)	(3)	(11)	(19)	1	(1)	(5)	(5)
Balance as at end of period	242	400	141	783	114	303	94	511
Loans: Credit cards
Balance as at beginning of period	156	270	-	426	98	203	-	301
Transfer to Stage 1	41	(41)	-	-	29	(29)	-	-
Transfer to Stage 2	(12)	12	-	-	(8)	8	-	-
Transfer to Stage 3	-	(43)	43	-	-	(27)	27	-
Net remeasurement of loss allowance	(33)	88	54	109	(18)	51	22	55
Loan originations	20	1	-	21	13	-	-	13
Loan purchases	-	-	-	-	-	-	-	-
Derecognitions and maturities	(2)	(6)	-	(8)	(1)	(6)	-	(7)
Model changes	-	-	-	-	(8)	26	-	18
Total PCL (2)	14	11	97	122	7	23	49	79
Write-offs (3)	-	-	(115)	(115)	-	-	(63)	(63)
Recoveries of previous write-offs	-	-	28	28	-	-	18	18
Foreign exchange and other	(2)	-	(10)	(12)	1	(1)	(4)	(4)
Balance as at end of period	168	281	-	449	106	225	-	331
Loans: Business and government
Balance as at beginning of period	1,162	871	405	2,438	736	752	412	1,900
Transfer to Stage 1	74	(65)	(9)	-	59	(51)	(8)	-
Transfer to Stage 2	(52)	61	(9)	-	(40)	45	(5)	-
Transfer to Stage 3	(2)	(58)	60	-	(1)	(8)	9	-
Net remeasurement of loss allowance	(94)	236	85	227	39	(7)	20	52
Loan originations	58	-	-	58	91	-	-	91
Loan purchases	-	-	-	-	-	-	-	-
Derecognitions and maturities	(27)	(54)	-	(81)	(111)	(33)	-	(144)
Model changes	-	-	-	-	18	(26)	-	(8)
Total PCL (2)	(43)	120	127	204	55	(80)	16	(9)
Write-offs (3)	-	-	(91)	(91)	-	-	(40)	(40)
Recoveries of previous write-offs	-	-	10	10	-	-	8	8
Foreign exchange and other	(42)	(4)	(16)	(62)	3	-	(9)	(6)
Balance as at end of period	1,077	987	435	2,499	794	672	387	1,853
Total as at end of period	1,565	1,835	586	3,986	1,056	1,242	496	2,794
Comprised of: Loans	1,296	1,648	576	3,520	835	1,095	482	2,412
Other credit instruments (4)	269	187	10	466	221	147	14	382

(1)
Includes changes in the allowance for PCI loans of $(18) million for the three months ended July 31, 2023. The total amount of expected credit losses at initial recognition on PCI loans was $79 million.

(2)	Excludes PCL on other assets of $(10) million for the three months ended July 31, 2023 ($10 million for the three months ended July 31, 2022).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

BMO Financial Group Third Quarter Report 2023 65

(Canadian $ in millions)
For the nine months ended	July 31, 2023				July 31, 2022
	Stage 1	Stage 2	Stage 3 (1)	Total	Stage 1	Stage 2	Stage 3	Total
Loans: Residential mortgages
Balance as at beginning of period	59	67	16	142	46	40	19	105
Transfer to Stage 1	64	(64)	-	-	29	(27)	(2)	-
Transfer to Stage 2	(15)	22	(7)	-	(3)	8	(5)	-
Transfer to Stage 3	(1)	(8)	9	-	-	(5)	5	-
Net remeasurement of loss allowance	(58)	93	9	44	(51)	27	5	(19)
Loan originations	21	-	-	21	24	-	-	24
Loan purchases	31	-	-	31	-	-	-	-
Derecognitions and maturities	(3)	(5)	-	(8)	(4)	(6)	-	(10)
Model changes	(19)	63	-	44	2	5	-	7
Total Provision for Credit Losses (PCL) (2)	20	101	11	132	(3)	2	3	2
Write-offs (3)	-	-	(6)	(6)	-	-	(5)	(5)
Recoveries of previous write-offs	-	-	5	5	-	-	6	6
Foreign exchange and other	(1)	(1)	(16)	(18)	(1)	-	(8)	(9)
Balance as at end of period	78	167	10	255	42	42	15	99
Loans: Consumer instalment and other personal
Balance as at beginning of period	111	304	102	517	128	357	91	576
Transfer to Stage 1	193	(185)	(8)	-	183	(176)	(7)	-
Transfer to Stage 2	(40)	72	(32)	-	(30)	51	(21)	-
Transfer to Stage 3	(16)	(71)	87	-	(4)	(61)	65	-
Net remeasurement of loss allowance	(177)	313	209	345	(199)	173	62	36
Loan originations	44	4	-	48	60	-	-	60
Loan purchases	179	-	-	179	-	-	-	-
Derecognitions and maturities	(20)	(26)	-	(46)	(16)	(30)	-	(46)
Model changes	(26)	(8)	-	(34)	(9)	(13)	-	(22)
Total PCL (2)	137	99	256	492	(15)	(56)	99	28
Write-offs (3)	-	-	(242)	(242)	-	-	(144)	(144)
Recoveries of previous write-offs	-	-	48	48	-	-	59	59
Foreign exchange and other	(6)	(3)	(23)	(32)	1	2	(11)	(8)
Balance as at end of period	242	400	141	783	114	303	94	511
Loans: Credit cards
Balance as at beginning of period	115	250	-	365	114	245	-	359
Transfer to Stage 1	126	(126)	-	-	114	(114)	-	-
Transfer to Stage 2	(32)	32	-	-	(25)	25	-	-
Transfer to Stage 3	(2)	(116)	118	-	(1)	(83)	84	-
Net remeasurement of loss allowance	(116)	258	135	277	(125)	151	48	74
Loan originations	59	1	-	60	38	-	-	38
Loan purchases	25	-	-	25	-	-	-	-
Derecognitions and maturities	(5)	(17)	-	(22)	(4)	(17)	-	(21)
Model changes	-	-	-	-	(6)	18	-	12
Total PCL (2)	55	32	253	340	(9)	(20)	132	103
Write-offs (3)	-	-	(299)	(299)	-	-	(177)	(177)
Recoveries of previous write-offs	-	-	70	70	-	-	58	58
Foreign exchange and other	(2)	(1)	(24)	(27)	1	-	(13)	(12)
Balance as at end of period	168	281	-	449	106	225	-	331
Loans: Business and government
Balance as at beginning of period	746	789	439	1,974	662	855	401	1,918
Transfer to Stage 1	212	(199)	(13)	-	226	(188)	(38)	-
Transfer to Stage 2	(124)	180	(56)	-	(96)	147	(51)	-
Transfer to Stage 3	(19)	(109)	128	-	(1)	(40)	41	-
Net remeasurement of loss allowance	(286)	449	193	356	(266)	23	124	(119)
Loan originations	199	3	-	202	383	-	-	383
Loan purchases	470	-	-	470	-	-	-	-
Derecognitions and maturities	(105)	(147)	-	(252)	(184)	(124)	-	(308)
Model changes	-	(1)	-	(1)	19	(32)	-	(13)
Total PCL (2)	347	176	252	775	81	(214)	76	(57)
Write-offs (3)	-	-	(234)	(234)	-	-	(96)	(96)
Recoveries of previous write-offs	-	-	35	35	-	-	26	26
Foreign exchange and other	(16)	22	(57)	(51)	51	31	(20)	62
Balance as at end of period	1,077	987	435	2,499	794	672	387	1,853
Total as at end of period	1,565	1,835	586	3,986	1,056	1,242	496	2,794
Comprised of: Loans	1,296	1,648	576	3,520	835	1,095	482	2,412
Other credit instruments (4)	269	187	10	466	221	147	14	382

(1)
Includes changes in the allowance for PCI loans of $(20) million for the nine months ended July 31, 2023. The total amount of expected credit losses at initial recognition on PCI loans was $79 million.

(2)	Excludes PCL on other assets of $(7) million for the nine months ended July 31, 2023 ($11 million for the nine months ended July 31, 2022).
(3)
Generally, we continue to seek recovery on amounts that were written off during the year, unless the loan is sold, we no longer have the right to collect or we have exhausted all reasonable efforts to collect.

(4)	Other credit instruments, including off-balance sheet items, are recorded in other liabilities in our Consolidated Balance Sheet.

66 BMO Financial Group Third Quarter Report 2023

Loans and allowance for credit losses by geographic region as at July 31, 2023 and October 31, 2022 are as follows:

(Canadian $ in millions)	July 31, 2023				October 31, 2022
	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount	Gross amount	Allowance for credit losses on impaired loans (2)	Allowance for credit losses on performing loans (3)	Net amount
By geographic region (1):
Canada	359,509	412	1,247	357,850	342,430	363	1,102	340,965
United States	264,006	164	1,677	262,165	200,439	176	959	199,304
Other countries	10,842	-	20	10,822	11,087	5	12	11,070
Total	634,357	576	2,944	630,837	553,956	544	2,073	551,339

(1)	Geographic region is based upon the country of ultimate risk.
(2)	Excludes allowance for credit losses on impaired loans of $10 million for other credit instruments, which is included in other liabilities ($13 million as at October 31, 2022).
(3)	Excludes allowance for credit losses on performing loans of $456 million for other credit instruments, which is included in other liabilities ($368 million as at October 31, 2022).
Impaired (Stage 3) loans, including the related allowances, as at July 31, 2023 and October 31, 2022 are as follows:

(Canadian $ in millions)			July 31, 2023			October 31, 2022
	Gross impaired amount	Allowance for credit losses on impaired loans (3)	Net impaired amount	Gross impaired amount	Allowance for credit losses on impaired loans (3)	Net impaired amount
Residential mortgages	381	5	376	295	10	285
Consumer instalment and other personal	457	141	316	312	102	210
Business and government (1)	2,006	430	1,576	1,384	432	952
Total	2,844	576	2,268	1,991	544	1,447
By geographic region (2):
Canada	1,360	412	948	1,158	363	795
United States	1,479	164	1,315	820	176	644
Other countries	5	-	5	13	5	8
Total	2,844	576	2,268	1,991	544	1,447

(1)	Includes customers’ liability under acceptances.
(2)	Geographic region is based upon the country of ultimate risk.
(3)	Excludes allowance for credit losses on impaired loans of $10 million for other credit instruments, which is included in other liabilities ($13 million as at October 31, 2022).
Loans Past Due Not Impaired
Loans that are past due but not classified as impaired are loans where our customers have failed to make payments when contractually due but for which we expect the full amount of principal and interest payments to be collected, or loans which are held at fair value. The following table presents loans that are past due but not classified as impaired as at July 31, 2023 and October 31, 2022. Loans less than 30 days past due are excluded as they are not generally representative of the borrower’s ability to meet their payment obligations.

(Canadian $ in millions)		July 31, 2023			October 31, 2022
	30 to 89 days	90 days or more	Total	30 to 89 days	90 days or more	Total
Residential mortgages	548	7	555	411	19	430
Credit card, consumer instalment and other personal	620	104	724	392	84	476
Business and government	319	11	330	198	38	236
Total	1,487	122	1,609	1,001	141	1,142
  Fully secured loans with amounts between 90 and 180 days past due that we have not classified as impaired totalled $9 million and $43 million as at July 31, 2023 and October 31, 2022, respectively.
ECL Sensitivity and Key Economic Variables
The expected credit loss model requires the recognition of credit losses generally based on 12 months of expected losses for performing loans and the recognition of lifetime losses on performing loans that have experienced a significant increase in credit risk since origination.
The allowance for performing loans is sensitive to changes in both economic forecasts and the probability-weight assigned to each forecast scenario. Many of the factors have a high degree of interdependency, although there is no single factor to which loan impairment allowances as a whole are sensitive.
The benign scenario as at July 31, 2023 involves a materially stronger economic environment than the base case forecast, with a considerably lower unemployment rate.
As at July 31, 2023, our base case scenario depicts a mild economic downturn in the near-term largely in response to higher interest rates and tighter lending conditions, and a moderate economic recovery over the medium-term as inflation is expected to ease and lead to lower interest rates in 2024. Our base case economic forecast as at
October 31, 2022 depicted
a slightly milder economic environment in the projection period.
If we assumed a 100% base case economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $2,425 million as at July 31, 2023 ($1,900 million as at October 31, 2022), compared to the reported allowance for performing loans of $3,400 million ($2,441 million as at October 31,
2022).

BMO Financial Group Third Quarter Report 2023 67

As
at July 31, 2023, our adverse economic scenario depicts a sizeable contraction in the Canadian and U.S. economy in the near-term. The adverse case as at October 31, 2022 depicted a broadly similar economic environment over the projection period. If we assumed a 100% adverse economic forecast and included the impact of loan migration by restaging, with other assumptions held constant, including the application of experienced credit judgment, the allowance on performing loans would be approximately $5,500 million as at July 31, 2023 ($3,250 million as at October 31, 2022), compared to the reported allowance for performing loans of $3,400 million ($2,441 million as at October 31,
2022).
Actual
results in a recession will differ as our portfolio will change through time due to migration, growth, risk mitigation actions and other factors. In addition, our allowance will reflect the three economic scenarios used in assessing the allowance, with weightings attached to adverse and benign scenarios often unequally weighted and the weightings will change through time.

The following table shows the key economic variables used to estimate the allowance on performing loans forecast over the next 12 months or lifetime measurement period. While the values disclosed below are national variables, we use regional variables in the underlying models and consider factors impacting particular industries where appropriate.

	As at July 31, 2023						As at October 31, 2022
All figures are average annual values	Benign scenario		Base scenario		Adverse scenario		Benign scenario		Base scenario		Adverse scenario
	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)	First 12 Months	Remaining horizon (1)
Real GDP growth rates (2)
Canada	3.4%	2.5%	0.6%	1.8%	(3.6)%	1.2%	3.7%	2.2%	1.5%	1.1%	(2.3)%	0.4%
United States	3.2%	2.5%	0.5%	2.0%	(3.6)%	1.4%	2.4%	2.1%	0.2%	1.3%	(3.3)%	0.6%
Corporate BBB 10-year spread
Canada	1.8%	1.8%	2.4%	2.0%	4.2%	3.5%	1.9%	1.9%	2.4%	2.2%	3.7%	3.9%
United States	1.5%	1.8%	2.3%	2.1%	4.6%	3.4%	1.8%	1.9%	2.2%	2.2%	4.2%	3.9%
Unemployment rates
Canada	4.0%	3.5%	5.6%	5.1%	8.9%	9.7%	4.3%	3.6%	5.9%	6.5%	8.0%	9.9%
United States	2.9%	2.5%	4.3%	4.1%	7.4%	8.2%	3.2%	2.6%	4.2%	4.8%	6.5%	8.4%
Housing Price Index (2)
Canada (3)	6.7%	7.4%	2.4%	4.9%	(23.5)%	(5.0)%	(6.7)%	2.1%	(10.0)%	(1.0)%	(13.6)%	(8.0)%
United States (4)	0.5%	3.8%	(2.6)%	2.4%	(20.3)%	(4.3)%	1.6%	(0.7)%	(0.9)%	(2.6)%	(7.5)%	(8.4)%

(1)	The remaining forecast period is two years.
(2)	Real gross domestic product and housing price index are averages of quarterly year-over-year growth rates.
(3)	In Canada, we use the HPI Benchmark Composite.
(4)	In the United States, we use the National Case-Shiller House Price Index.
The ECL approach requires the recognition of credit losses generally based on 12 months of expected losses for performing loans (Stage 1) and the recognition of lifetime expected losses for performing loans that have experienced a significant increase in credit risk since origination (Stage 2). Under our current probability-weighted scenarios, if all our performing loans were in Stage 1, our models would generate an allowance for performing loans of approximately $2,675 million ($1,850 million as at October 31, 2022), compared to the reported allowance for performing loans of $3,400 million ($2,441 million as at October 31, 2022).

Note 4: Deposits and Subordinated
D
ebt
Deposits

	Payable on demand
(Canadian $ in millions)	Interest bearing	Non-interest bearing	Payable after notice	Payable on a fixed date (2)(3)	July 31, 2023	October 31, 2022
Deposits by:
Banks (1)	4,069	1,698	1,582	22,394	29,743	30,901
Business and government	54,025	62,587	157,947	278,929	553,488	495,831
Individuals	14,022	40,951	125,311	120,054	300,338	242,746
Total (4)	72,116	105,236	284,840	421,377	883,569	769,478
Booked in:
Canada	50,828	69,847	126,098	301,232	548,005	515,290
United States	21,165	35,380	156,567	79,038	292,150	217,720
Other countries	123	9	2,175	41,107	43,414	36,468
Total	72,116	105,236	284,840	421,377	883,569	769,478

(1)	Includes regulated and central banks.
(2)
Includes $62,624 million of senior unsecured debt as at July 31, 2023 subject to the Bank Recapitalization
(Bail-In)
regime ($51,746 million as at October 31, 2022). The
Bail-In
regime provides certain statutory powers to the Canada Deposit Insurance Corporation, including the ability to convert specified eligible shares and liabilities into common shares if the bank becomes non-viable.

(3)
Deposits totalling $29,621 million as at July 31, 2023 ($29,966 million as at October 31, 2022) can be early redeemed, either fully or partially, by customers without penalty. These are classified as payable on a fixed date, based on their remaining contractual maturities.

(4)
Includes $471,171 million of deposits denominated in U.S. dollars as at July 31, 2023 ($384,080 million as at October 31, 2022), and $56,134 million of deposits denominated
in other foreign currencies ($46,830 million as at October 31, 2022).

68 BMO Financial Group Third Quarter Report 2023

The following table presents deposits payable on a fixed date and greater than one hundred thousand dollars:

(Canadian $ in millions)	Canada	United States	Other	Total
As at July 31, 2023	261,405	70,619	41,104	373,128
As at October 31, 2022	230,475	50,542	34,241	315,258
The following table presents the maturity schedule for deposits payable on a fixed date greater than one hundred thousand dollars, which are booked in Canada:

(Canadian $ in millions)	Less than 3 months	3 to 6 months	6 to 12 months	Over 12 months	Total
As at July 31, 2023	53,207	35,888	59,169	113,141	261,405
As at October 31, 2022	46,792	28,826	55,288	99,569	230,475
Subordinated Debt
On August 8, 2023, we announced our intention to redeem all of our outstanding
US$850 million 4.338% Subordinated
Notes
(non-viability contingent capital (NVCC))
at par, plus accrued and unpaid interest to, but excluding, the redemption date on

October 5, 2023
.

Note 5: Equity
Preferred and Common Shares Outstanding and Other Equity Instruments
(1)

(Canadian $ in millions, except as noted)	July 31, 2023					October 31, 2022
	Number of shares	Amount	Dividends declared per share (6)	Number of shares	Amount	Dividends declared per share (6)	Convertible into
Preferred Shares - Classified as Equity
Class B – Series 27	20,000,000	500	0.72	20,000,000	500	0.96	Class B - Series 28	(2)(3)
Class B – Series 29	16,000,000	400	0.68	16,000,000	400	0.91	Class B - Series 30	(2)(3)
Class B – Series 31	12,000,000	300	0.72	12,000,000	300	0.96	Class B - Series 32	(2)(3)
Class B – Series 33	8,000,000	200	0.57	8,000,000	200	0.76	Class B - Series 34	(2)(3)
Class B – Series 44	16,000,000	400	0.91	16,000,000	400	1.21	Class B - Series 45	(2)(3)
Class B – Series 46	14,000,000	350	0.96	14,000,000	350	1.28	Class B - Series 47	(2)(3)
Class B – Series 50	500,000	500	36.87	500,000	500	24.64	-	(3)
Class B – Series 52 (12)	650,000	650	22.23	-	-	-	-	(3)
Preferred Shares - Classified as Equity		3,300			2,650

							Recourse to
Other Equity Instruments
4.800% Additional Tier 1 Capital Notes (AT1 Notes)		658			658		-	(3)(5)
4.300% Limited Recourse Capital Notes, Series 1 (Series 1 LRCNs)		1,250			1,250		Preferred Shares Series 48	(3)(4)(5)
5.625% Limited Recourse Capital Notes, Series 2 (Series 2 LRCNs)		750			750		Preferred Shares Series 49	(3)(4)(5)
7.325% Limited Recourse Capital Notes, Series 3 (Series 3 LRCNs)		1,000			1,000		Preferred Shares Series 51	(3)(4)(5)
Other Equity Instruments		3,658			3,658
Preferred Shares and Other Equity Instruments		6,958			6,308
Common Shares (7) (8) (9) (10) (11)	716,672,738	22,474	4.33	677,106,878	17,744	5.44

(1)	For additional information refer to Notes 16 and 20 of our annual consolidated financial statements for the year ended October 31, 2022.
(2)	If converted, the holders have the option to convert back to the original preferred shares on subsequent redemption dates, subject to certain conditions.
(3)
The instruments issued include a NVCC provision, which is necessary for the preferred shares, AT1 Notes and by virtue of the recourse to the Preferred Shares Series 48, Preferred Shares Series 49 and Preferred Shares Series 51 (collectively, the LRCN Preferred Shares) for Series 1, Series 2 and Series 3 LRCNs (collectively, the LRCNs), respectively, to qualify as regulatory capital under Basel III, (see (4) below). As such, they are convertible into a variable number of our common shares if OSFI announces that the bank is, or is about to become, non-viable
or if a federal or provincial government in Canada publicly announces that the bank has accepted or agreed to accept a capital injection, or equivalent support, to avoid non-viability.
In such an event, each preferred share, including the LRCN Preferred Shares and AT1 Notes, is convertible into common shares pursuant to an automatic conversion formula and a conversion price based on the greater of: (i) a floor price of $5.00 and (ii) the current market price of our common shares based on the volume weighted average trading price of our common shares on the TSX. The number of common shares issued is determined by dividing the value of the preferred share or other equity instrument, including declared and unpaid dividends, by the conversion price and then applying the multiplier.

(4)
Non-deferrable
interest is payable semi-annually on the LRCNs at the bank’s discretion.
Non-payment
of interest will result in a recourse event, with the noteholders’ sole remedy being the holders’ proportionate share of trust assets comprised of the LRCN Preferred Shares, each series of which is issued concurrently with the corresponding LRCNs and are eliminated on consolidation. In such an event, the delivery of the trust assets will represent the full and complete extinguishment of our obligations under the LRCNs. In circumstances where the LRCN Preferred Shares are converted into common shares of the bank under the NVCC provision, the LRCNs would be redeemed and the noteholders’ sole remedy would be their proportionate share of trust assets, then comprised of common shares of the bank received by the trust on conversion.

(5)	The rates represent the annual interest rate percentage applicable to the notes issued as at the reporting date.
(6)
Represents
year-to-date
dividends declared per share as at reporting date.
Non-cumulative
dividends on preferred shares are payable quarterly as and when declared by the Board of Directors, except for Class B – Series 50 and 52 preferred share dividends, which are payable semi-annually.

(7)
The stock options issued under the Stock Option Plan are convertible into 6,693,527 common shares as at July 31, 2023 (5,976,870 common shares as at October 31, 2022) of which 2,970,813 are exercisable as at July 31, 2023 (2,648,426 as at October 31, 2022).

(8)
During the three and nine months ended July 31, 2023, we issued 3,561,234 and 9,492,623 common shares, under the Shareholder Dividend Reinvestment and Share Purchase Plan (2,675,927 and 4,792,102 common shares during the three and nine months ended July 31, 2022) and we issued 100,379 and 588,018 common shares, under the Stock Option Plan (155,300 and 710,897 common shares during the three and nine months ended July 31, 2022).

(9)	Common shares are net of 183,408 treasury shares as at July 31, 2023 (174,689 treasury shares as at October 31, 2022).
(10)	On December 1, 2022, we issued 1,162,711 shares for $153 million for the acquisition of Radicle Group Inc. Refer to Note 12 for further information.
(11)
On December 16, 2022, we issued 13,575,750 common shares for $1,610 million through public offering and 8,431,700 common shares for $1,000 million under private placement. On January 25, 2023, we issued an additional 6,323,777 common shares for $750 million to BNP Paribas S.A. under private placement. In total we issued 28,331,227 common shares for $3,360 million to align our capital position with increased regulatory requirements as announced by OSFI on December 8, 2022 (refer to Note 7).

(12)	On January 31, 2023, we issued Class B - Series 52 Preferred Shares for $650 million.

BMO Financial Group Third Quarter Report 2023 69

Other Equity Instruments
The AT1 Notes and LRCNs are compound financial instruments that have both equity and liability features. On the date of issuance, we assigned an insignificant value to the liability components of both instruments and, as a result, the full amount of proceeds has been classified as equity and form part of our additional Tier 1 non-viability
contingent capital (NVCC). Semi-annual distributions are recognized as a reduction in equity when payable. The AT1 Notes and LRCNs are subordinate to the claims of the depositors and certain other creditors in right of payment.
Preferred Shares
On January 31, 2023, we issued 650,000
Non-Cumulative
5-Year
Fixed Rate Reset Class B Preferred Shares Series 52 (NVCC) at a price of $1,000 per share for gross proceeds of $650 million. For the initial fixed rate period to, but excluding May 26, 2028, the shares pay non-cumulative
preferential fixed semi-annual cash dividends, as and when declared, in the amount of $70.57 per share per annum, to yield 7.057% annually. The dividend rate will reset on May 26, 2028 and every fifth year thereafter at a rate equal to the
5-year
Government of Canada bond yield plus 4.250%.
Common Shares
On December 1, 2022, we issued 1,162,711 shares for $153 million for the acquisition of Radicle Group Inc. Refer to Note 12 for further information.
On December 16, 2022, we issued 13,575,750 common shares for $1,610 million through public offering and 8,431,700 common shares for $1,000 million under private placement. On January 25, 2023, we issued an additional 6,323,777 common shares for $750 million to BNP Paribas S.A. under private placement. In total, we issued 28,331,227 common shares for $3,360 million to align our capital position with increased regulatory requirements as announced by OSFI on December 8, 2022.
Shareholder Dividend Reinvestment and Share Purchase Plan
Until further notice, common shares under the Shareholder Dividend Reinvestment and Share Purchase Plan (the Plan) are issued by the bank from treasury with a 2% discount, calculated in accordance with the terms of the Plan. We issued 3,561,234 and 9,492,623 common shares, respectively, under the Plan for the three and nine months ended July 31, 2023 (2,675,927 and 4,792,102 common shares for the three and nine months ended July 31, 2022).
Non-Controlling
Interest
Non-controlling
interest in subsidiaries, relating to our acquisition of Bank of the West, was $21 million as at July 31, 2023 ($nil million as at October 31, 2022). Refer to Note 12 for further information.

Note 6: Fair Value of Financial Instruments
Fair Value of Financial Instruments Not Carried at Fair Value on the Balance Sheet
Set out in the following table are the amounts that would be reported if all financial assets and liabilities not currently carried at fair value were reported at their fair values. Refer to Note 17 of our annual consolidated financial statements for the year ended October 31, 2022 for further discussion on the determination of fair value.

(Canadian $ in millions)	July 31, 2023		October 31, 2022
	Carrying value	Fair value	Carrying value	Fair value
Securities (1)
Amortized cost	115,509	105,860	106,590	94,832

Loans (1)(2)
Residential mortgages	170,230	163,837	148,569	142,526
Consumer instalment and other personal	102,821	100,614	85,612	83,948
Credit cards	11,343	11,343	9,387	9,387
Business and government	339,637	338,216	302,079	300,173
	624,031	614,010	545,647	536,034

Deposits (3)	847,067	844,201	742,419	739,339
Securitization and structured entities’ liabilities (4)	24,290	23,480	25,816	24,989
Other liabilities (5)	3,953	3,239	4,088	3,181
Subordinated debt	8,062	7,800	8,150	7,743
  This table excludes financial instruments with a carrying value approximating fair value, such as cash and cash equivalents, interest bearing deposits with banks, securities borrowed or purchased under resale agreements,   customers’ liability under acceptances, certain other assets, certain other liabilities, acceptances and securities lent or sold under repurchase agreements.

(1)	Carrying value is net of allowances for credit losses.
(2)
Excludes $1,391 million of residential mortgages classified as FVTPL, $5,378 million of business and government loans classified as FVTPL and $58 million of business and government loans classified as FVOCI ($176 million, $5,496 million and $60 million, respectively, as at October 31, 2022).

(3)
Excludes $35,759 million of structured note liabilities ($26,305 million as at October 31, 2022), $573 million of structured deposits ($536 million as at October 31, 2022) and $170 million of metals deposits ($218 million as at October 31, 2022) measured at fair value.

(4)	Excludes $2,377 million of securitization and structured note entities’ liabilities classified as FVTPL ($1,252 million as at October 31, 2022).
(5)	Other liabilities include certain other liabilities of subsidiaries, other than deposits.

70 BMO Financial Group Third Quarter Report 2023

Fair Value Hierarchy
We use a fair value hierarchy to categorize financial instruments according to the inputs we use in valuation techniques to measure fair value.
Valuation Techniques and Significant Inputs
We determine the fair value of publicly traded fixed maturity debt and equity securities using quoted prices in active markets (Level 1) when these are available. When quoted prices in active markets are not available, we determine the fair value of financial instruments using models such as discounted cash flows with observable market data for inputs, such as yields or broker quotes and other third-party vendor quotes (Level 2). Fair value may also be determined using models where significant market inputs are not observable due to inactive markets or minimal market activity (Level 3). We maximize the use of observable market inputs to the extent possible.
Our Level 2 trading securities are primarily valued using discounted cash flow models with observable spreads or broker quotes. The fair value of Level 2 FVOCI securities is determined using discounted cash flow models with observable spreads or third-party vendor quotes. Level 2 structured note liabilities are valued using models with observable market information. Level 2 derivative assets and liabilities are valued using industry standard models and observable market information.

BMO Financial Group Third Quarter Report 2023 71

The extent of our use of actively quoted market prices (Level 1), internal models using observable market information as inputs (Level 2) and models without observable market information as inputs (Level 3) in the valuation of securities, residential mortgages, business and government loans classified as FVTPL and FVOCI, other assets, fair value liabilities, derivative assets and derivative liabilities is presented in the following table:

(Canadian $ in millions)			July 31, 2023		October 31, 2022
	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total	Valued using quoted market prices	Valued using models (with observable inputs)	Valued using models (without observable inputs)	Total
Trading Securities
Issued or guaranteed by:
Canadian federal government	4,440	5,595	-	10,035	6,981	3,955	-	10,936
Canadian provincial and municipal governments	1,577	5,255	-	6,832	1,120	4,990	-	6,110
U.S. federal government	17,440	4,062	-	21,502	7,326	9,373	-	16,699
U.S. states, municipalities and agencies	-	628	-	628	56	83	-	139
Other governments	831	1,657	-	2,488	1,085	2,885	-	3,970
NHA MBS, and U.S. agency MBS and CMO	-	20,640	757	21,397	-	13,327	985	14,312
Corporate debt	3,243	8,462	19	11,724	1,445	8,144	3	9,592
Trading loans	-	292	-	292	-	346	-	346
Corporate equity	49,702	-	-	49,702	46,073	-	-	46,073
	77,233	46,591	776	124,600	64,086	43,103	988	108,177
FVTPL Securities
Issued or guaranteed by:
Canadian federal government	107	119	-	226	319	174	-	493
Canadian provincial and municipal governments	57	1,201	-	1,258	36	1,044	-	1,080
U.S. federal government	1	1,981	-	1,982	-	4	-	4
Other governments	-	48	-	48	-	87	-	87
NHA MBS, and U.S. agency MBS and CMO	-	20	-	20	-	8	-	8
Corporate debt	189	7,029	11	7,229	62	6,409	8	6,479
Corporate equity	1,743	5	4,001	5,749	1,440	6	4,044	5,490
	2,097	10,403	4,012	16,512	1,857	7,732	4,052	13,641
FVOCI Securities
Issued or guaranteed by:
Canadian federal government	4,605	11,345	-	15,950	3,544	8,757	-	12,301
Canadian provincial and municipal governments	845	3,454	-	4,299	972	3,599	-	4,571
U.S. federal government	1,438	2,437	-	3,875	1,443	1,667	-	3,110
U.S. states, municipalities and agencies	2	5,215	-	5,217	-	3,713	1	3,714
Other governments	1,273	5,646	-	6,919	1,795	4,616	-	6,411
NHA MBS, and U.S. agency MBS and CMO	-	14,139	-	14,139	-	9,268	-	9,268
Corporate debt	350	2,923	-	3,273	355	3,678	-	4,033
Corporate equity	-	-	159	159	-	-	153	153
	8,513	45,159	159	53,831	8,109	35,298	154	43,561
Loans
Residential mortgages	-	1,391	-	1,391	-	176	-	176
Business and government loans	-	5,301	135	5,436	-	5,536	20	5,556
	-	6,692	135	6,827	-	5,712	20	5,732
Other Assets (1)	7,122	64	61	7,247	4,148	60	49	4,257
Fair Value Liabilities
Securities sold but not yet purchased	31,626	14,816	-	46,442	18,465	22,514	-	40,979
Structured note liabilities (2)	-	35,759	-	35,759	-	26,305	-	26,305
Structured deposits (3)	-	573	-	573	-	536	-	536
Other liabilities (4)	1,373	3,333	7	4,713	1,179	2,298	2	3,479
	32,999	54,481	7	87,487	19,644	51,653	2	71,299
Derivative Assets
Interest rate contracts	44	10,858	-	10,902	80	12,682	-	12,762
Foreign exchange contracts	4	14,974	9	14,987	21	22,475	26	22,522
Commodity contracts	895	1,311	14	2,220	1,514	4,810	-	6,324
Equity contracts	83	4,921	3	5,007	939	5,552	-	6,491
Credit default swaps	-	37	-	37	-	61	-	61
	1,026	32,101	26	33,153	2,554	45,580	26	48,160
Derivative Liabilities
Interest rate contracts	38	14,618	-	14,656	58	16,540	-	16,598
Foreign exchange contracts	12	13,452	-	13,464	2	25,108	-	25,110
Commodity contracts	910	923	-	1,833	1,523	2,066	-	3,589
Equity contracts	318	12,970	-	13,288	1,203	13,381	-	14,584
Credit default swaps	12	21	2	35	-	73	2	75
	1,290	41,984	2	43,276	2,786	57,168	2	59,956

(1)	Other assets include precious metals, segregated fund assets in our insurance business, certain receivables and other items measured at fair value.
(2)	These structured note liabilities included in deposits have been designated at FVTPL.
(3)	This represents certain embedded options related to structured deposits carried at amortized cost.
(4)
Other liabilities include investment contract liabilities and segregated fund liabilities in our insurance business, certain payables and metals deposits that have been designated at FVTPL as well as certain securitization and structured entities’ liabilities measured at FVTPL
.

72 BMO Financial Group Third Quarter Report 2023

Quantitative Information about Level 3 Fair Value Measurements
The table below presents the fair values of our significant Level 3 financial instruments measured at fair value on a recurring basis, the valuation techniques used to determine their fair values and the value ranges of significant unobservable inputs used in the valuations. We have not applied any other reasonably possible alternative assumptions to the significant Level 3 categories of private equity investments, as the net asset values are provided by the investment or fund managers.

					Range of input values (1)
As at July 31, 2023 (Canadian $ in millions, except as noted)	Reporting line in fair value hierarchy table	Fair value of assets	Valuation techniques	Significant unobservable inputs	Low	High
Private equity	Corporate equity	4,001	Net asset value	Net asset value	na	na
			EV/EBITDA	Multiple	3x	19x
NHA MBS, U.S. agency MBS and CMO	NHA MBS, U.S. agency MBS and CMO	757	Discounted cash flows	Prepayment rate	3%	65%
			Market Comparable	Comparability Adjustment (2)	(3.37)	5.20

(1)
The low and high input values represent the lowest and highest actual level of inputs used to value a group of financial instruments in a particular product category. These input ranges do not reflect the level of input uncertainty, but are affected by the specific underlying instruments within each product category. The input ranges will therefore vary from period to period based on the characteristics of the underlying instruments held at each balance sheet date.

(2)	Range of input values represents price per security adjustment (Canadian $).

  na – not applicable
Significant Transfers
Our policy is to record transfers of assets and liabilities between fair value hierarchy levels at their fair values as at the end of each reporting period, consistent with the date of the determination of fair value. Transfers between the various fair value hierarchy levels reflect changes in the availability of quoted market prices or observable market inputs that result from changes in market conditions. Transfers from Level 1 to Level 2 were due to reduced observability of the inputs used to value the securities. Transfers from Level 2 to Level 1 were due to increased availability of quoted prices in active markets.
The following tables present significant transfers between Level 1 and Level 2 for the three and nine months ended July 31, 2023 and July 31, 2022:

(Canadian $ in millions)
For the three months ended		July 31, 2023		July 31, 2022
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading securities	550	8,446	589	7,994
FVTPL securities	32	175	17	489
FVOCI securities	469	2,981	343	6,480
Securities sold but not yet purchased	185	8,357	990	10,845

(Canadian $ in millions)
For the nine months ended		July 31, 2023		July 31, 2022
	Level 1 to Level 2	Level 2 to Level 1	Level 1 to Level 2	Level 2 to Level 1
Trading securities	6,594	14,437	5,377	10,661
FVTPL securities	343	486	158	506
FVOCI securities	4,406	5,074	9,222	10,138
Securities sold but not yet purchased	3,255	12,177	2,721	11,999
Changes in Level 3 Fair Value Measurements
The tables below present a reconciliation of all changes in Level 3 financial instruments for the three and nine months ended July 31, 2023 and July 31, 2022, including realized and unrealized gains (losses) included in earnings and other comprehensive income as well as transfers into and out of Level 3. Transfers from Level 2 into Level 3 were due to an increase in unobservable market inputs used in pricing the securities. Transfers out of Level 3 into Level 2 were due to an increase in observable market inputs used in pricing the securities.

BMO Financial Group Third Quarter Report 2023 73

		Change in fair value			Movements		Transfers
For the three months ended July 31, 2023 (Canadian $ in millions)	Balance April 30, 2023	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2023	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	786	(80)	(20)	140	(105)	-	88	(52)	757	(73)
Corporate debt	12	-	-	11	(1)	-	2	(5)	19	-
Total trading securities	798	(80)	(20)	151	(106)	-	90	(57)	776	(73)
FVTPL Securities
Corporate debt	11	-	-	-	-	-	-	-	11	-
Corporate equity	6,089	(89)	(45)	179	(36)	-	-	(2,097)	4,001	(7)
Total FVTPL securities	6,100	(89)	(45)	179	(36)	-	-	(2,097)	4,012	(7)
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	-	-	-	-	-	-	-	-	-	na
Corporate equity	157	-	-	2	-	-	-	-	159	na
Total FVOCI securities	157	-	-	2	-	-	-	-	159	na
Business and Government Loans	201	-	(5)	21	-	(82)	-	-	135	-
Other Assets	60	1	-	1	-	(1)	-	-	61	1
Derivative Assets
Foreign exchange contracts	-	9	-	-	-	-	-	-	9	9
Commodity contracts	10	4	-	-	-	-	-	-	14	4
Equity contracts	4	(1)	-	-	-	-	-	-	3	(1)
Total derivative assets	14	12	-	-	-	-	-	-	26	12
Other Liabilities	5	(1)	-	3	-	-	-	-	7	(1)
Derivative Liabilities
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	2	-	-	-	-	-	-	-	2	-
Total derivative liabilities	2	-	-	-	-	-	-	-	2	-

		Change in fair value			Movements		Transfers
For the nine months ended July 31, 2023 (Canadian $ in millions)	Balance October 31, 2022	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases (3)	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2023	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	985	(96)	(31)	406	(353)	-	310	(464)	757	(74)
Corporate debt	3	-	-	21	(1)	-	3	(7)	19	-
Total trading securities	988	(96)	(31)	427	(354)	-	313	(471)	776	(74)
FVTPL Securities
Corporate debt	8	-	-	3	-	-	-	-	11	-
Corporate equity	4,044	(127)	(41)	2,507	(284)	(1)	-	(2,097)	4,001	28
Total FVTPL securities	4,052	(127)	(41)	2,510	(284)	(1)	-	(2,097)	4,012	28
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	(1)	-	-	-	na
Corporate equity	153	-	-	7	(1)	-	-	-	159	na
Total FVOCI securities	154	-	-	7	(1)	(1)	-	-	159	na
Business and Government Loans	20	-	(3)	215	-	(97)	-	-	135	-
Other Assets	49	-	-	23	-	(11)	-	-	61	-
Derivative Assets
Foreign exchange contracts	26	(17)	-	-	-	-	-	-	9	9
Commodity contracts	-	1	-	13	-	-	-	-	14	1
Equity contracts	-	2	-	-	-	-	1	-	3	2
Total derivative assets	26	(14)	-	13	-	-	1	-	26	12
Other Liabilities	2	(1)	-	6	-	-	-	-	7	(1)
Derivative Liabilities
Foreign exchange contracts	-	12	-	-	-	(12)	-	-	-	(38)
Credit default swaps	2	-	-	-	-	-	-	-	2	-
Total derivative liabilities	2	12	-	-	-	(12)	-	-	2	(38)

(1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
(2)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2023 are included in earnings for the period.
(3)
FVTPL securities includes $969 million of Federal Home Loan Bank and Federal Reserve Bank equity and $587 million of investments in Low Income Housing Tax Credit entities, acquired as a result of our acquisition of Bank of the West.

  Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
  na – not applicable

74 BMO Financial Group Third Quarter Report 2023

		Change in fair value			Movements		Transfers
For the three months ended July 31, 2022 (Canadian $ in millions)	Balance April 30, 2022	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2022	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	721	(60)	(1)	216	(146)	-	95	(70)	755	(11)
Corporate debt	4	-	-	-	-	-	1	-	5	-
Total trading securities	725	(60)	(1)	216	(146)	-	96	(70)	760	(11)
FVTPL Securities
Corporate debt	-	-	-	8	-	-	-	-	8	-
Corporate equity	3,397	45	(3)	321	(89)	-	56	-	3,727	61
Total FVTPL securities	3,397	45	(3)	329	(89)	-	56	-	3,735	61
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	151	-	(2)	4	(1)	-	-	-	152	na
Total FVOCI securities	152	-	(2)	4	(1)	-	-	-	153	na
Business and Government Loans	6	-	-	-	-	-	-	-	6	-
Other Assets	-	-	-	9	-	-	-	-	9	-
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	-	-	-	-	-	-	-	-	-	-
Equity contracts	-	-	-	-	-	-	-	-	-	-
Total derivative assets	-	-	-	-	-	-	-	-	-	-
Other Liabilities	1	-	-	-	-	-	-	-	1	-
Derivative Liabilities
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	1	-	-	-	-	-	3	-	4	-
Total derivative liabilities	1	-	-	-	-	-	3	-	4	-

		Change in fair value			Movements		Transfers
For the nine months ended July 31, 2022 (Canadian $ in millions)	Balance October 31, 2021	Included in earnings	Included in other comprehensive income (1)	Issuances/ Purchases	Sales	Maturities/ Settlement	Transfers into Level 3	Transfers out of Level 3	Fair Value as at July 31, 2022	Change in unrealized gains (losses) recorded in income for instruments still held (2)
Trading Securities
NHA MBS and U.S. agency MBS and CMO	675	(158)	29	818	(555)	-	251	(305)	755	(18)
Corporate debt	7	(2)	(1)	11	(4)	-	1	(7)	5	(1)
Total trading securities	682	(160)	28	829	(559)	-	252	(312)	760	(19)
FVTPL Securities
Corporate debt	-	-	-	8	-	-	-	-	8	-
Corporate equity	2,442	197	50	1,238	(256)	-	56	-	3,727	223
Total FVTPL securities	2,442	197	50	1,246	(256)	-	56	-	3,735	223
FVOCI Securities
Issued or guaranteed by:
U.S. states, municipalities and agencies	1	-	-	-	-	-	-	-	1	na
Corporate equity	132	-	-	15	(1)	-	6	-	152	na
Total FVOCI securities	133	-	-	15	(1)	-	6	-	153	na
Business and Government Loans	6	-	-	-	-	-	-	-	6	-
Other Assets	-	-	-	9	-	-	-	-	9	-
Derivative Assets
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Commodity contracts	-	-	-	-	-	-	-	-	-	-
Equity contracts	-	-	-	-	-	-	-	-	-	-
Total derivative assets	-	-	-	-	-	-	-	-	-	-
Other Liabilities	-	-	-	1	-	-	-	-	1	-
Derivative Liabilities
Foreign exchange contracts	-	-	-	-	-	-	-	-	-	-
Credit default swaps	2	-	-	-	-	-	3	(1)	4	-
Total derivative liabilities	2	-	-	-	-	-	3	(1)	4	-

{1)	Foreign exchange translation on assets and liabilities held by foreign operations is included in other comprehensive income, net foreign operations.
{2)	Changes in unrealized gains (losses) on Trading and FVTPL securities still held on July 31, 2022 are included in earnings for the period.
  Unrealized gains (losses) recognized on Level 3 financial instruments may be offset by (losses) gains on economic hedge contracts.
  na – not applicable

BMO Financial Group Third Quarter Report 2023 75

Note 7: Capital Management
Our objective is to maintain a strong capital position in a cost-effective structure that: is appropriate given our target regulatory capital ratios and internal assessment of required economic capital; underpins our operating groups’ business strategies; supports depositor, investor and regulator confidence, while building long-term shareholder value; and is consistent with our target credit ratings.
As at July 31, 2023, we met OSFI’s target capital ratio requirements, which include a 2.5% Capital Conservation Buffer, a 1.0% Common Equity Surcharge for Domestic Systemically Important Banks
(D-SIBs),
a Countercyclical Buffer and a 3.0% Domestic Stability Buffer (DSB) applicable to
D-SIBs.
In December 2022, the DSB level was set at 3% of total Risk-Weighted Assets (RWA) effective February 1, 2023. In addition, OSFI increased the DSB’s range from 0% to 2.5%, to 0% to 4%. In June 2023, OSFI announced that the DSB level will be increased to 3.5% of total RWA effective November 1, 2023. Our capital position as at July 31, 2023 is further detailed in the Capital Management section of our interim Management’s Discussion and Analysis.
The domestic implementation of Basel III Reforms related to capital, leverage, liquidity and disclosure requirements were effective in the second quarter of 2023. Capital changes under these reforms include revised rules for credit risk and operational risk. Effective February 1, 2023,
D-SIBs
are required to meet a 0.5% buffer requirement for the Leverage and Total Loss Absorbing Capacity (TLAC) Leverage Ratios in addition to the minimum requirements. Revisions related to market risk and credit valuation adjustment risk will become effective in the first quarter of 2024.
Regulatory Capital and Total Loss Absorbing Capacity Measures, Risk-Weighted Assets and Leverage Exposures
(1)

(Canadian $ in millions, except as noted)	July 31, 2023	October 31, 2022
CET1 Capital	50,895	60,891
Tier 1 Capital	57,767	67,121
Total Capital	66,504	75,309
TLAC	110,810	120,663
Risk-Weighted Assets	412,943	363,997
Leverage Exposures	1,369,745	1,189,990
CET1 Ratio	12.3%	16.7%
Tier 1 Capital Ratio	14.0%	18.4%
Total Capital Ratio	16.1%	20.7%
TLAC Ratio	26.8%	33.1%
Leverage Ratio	4.2%	5.6%
TLAC Leverage Ratio	8.1%	10.1%

(1)	Calculated in accordance with OSFI’s Capital Adequacy Requirements Guideline, Leverage Requirements Guideline and Total Loss Absorbing Capacity Guideline.

Note 8: Employee Compensation
Stock Options
We did not grant any stock options during the three months ended July 31, 2023 or 2022. During the nine months ended July 31, 2023, we granted a total of 1,322,817 stock options (1,028,255 stock options during the nine months ended July 31, 2022) with a weighted-average fair value of $18.94 per option ($14.17 per option for the nine months ended July 31, 2022).
To determine the fair value of the stock option tranches (i.e. the portion that vests each year) on the grant date, the following ranges of values were used for each option pricing assumption:

For stock options granted during the nine months ended	July 31, 2023	July 31, 2022
Expected dividend yield	4.5% - 4.6%	4.2%
Expected share price volatility	20.9%	16.8%
Risk-free rate of return	3.2%	1.8% - 1.9%
Expected period until exercise (in years)	6.5 - 7.0	6.5 - 7.0
Exercise price ($)	122.31	135.58
  Changes to the input assumptions can result in different fair value estimates.

76 BMO Financial Group Third Quarter Report 2023

Pension and Other Employee Future Benefit Expenses
Pension and other employee future benefit expenses are determined as follows:

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the three months ended	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Current service cost	40	60	1	2
Net interest (income) expense on net defined benefit (asset) liability	(17)	(7)	11	8
Past service cost (income)	-	(1)	-	-
Gain on settlement	-	-	-	-
Administrative expenses	3	1	-	-
Benefits expense	26	53	12	10
Government pension plans expense (1)	94	61	-	-
Defined contribution expense	63	37	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	183	151	12	10

(Canadian $ in millions)
	Pension benefit plans		Other employee future benefit plans
For the nine months ended	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Current service cost	122	178	4	6
Net interest (income) expense on net defined benefit (asset) liability	(49)	(21)	32	26
Past service cost (income)	(1)	(1)	-	-
Gain on settlement	-	(1)	-	-
Administrative expenses	7	3	-	-
Benefits expense	79	158	36	32
Government pension plans expense (1)	291	201	-	-
Defined contribution expense	207	138	-	-
Total pension and other employee future benefit expenses recognized in the Consolidated Statement of Income	577	497	36	32

(1)	Includes Canada Pension Plan, Quebec Pension Plan and U.S. Federal Insurance Contributions Act.

Note 9: Earnings Per Share
Basic earnings per share is calculated by dividing net income, after deducting dividends payable on preferred shares and distributions payable on other equity instruments, by the daily average number of fully paid common shares outstanding throughout the period.
Diluted earnings per share is calculated in the same manner, with further adjustments made to reflect the dilutive impact of instruments convertible into our common shares.
The following tables present our basic and diluted earnings per share:
Basic Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Net income attributable to bank shareholders	1,452	1,365	2,755	9,054
Dividends on preferred shares and distributions on other equity instruments	(41)	(47)	(206)	(154)
Net income available to common shareholders	1,411	1,318	2,549	8,900
Weighted-average number of common shares outstanding (in thousands)	715,432	673,301	706,044	659,909
Basic earnings per common share (Canadian $)	1.97	1.96	3.61	13.49
Diluted Earnings Per Common Share

(Canadian $ in millions, except as noted)	For the three months ended		For the nine months ended
	July 31, 2023	July 31, 2022	July 31, 2023	July 31, 2022
Net income available to common shareholders adjusted for impact of dilutive instruments	1,411	1,318	2,549	8,900
Weighted-average number of common shares outstanding (in thousands)	715,432	673,301	706,044	659,909
Effect of dilutive instruments
Stock options potentially exercisable (1)	4,320	5,032	4,531	5,252
Common shares potentially repurchased	(3,375)	(3,529)	(3,299)	(3,420)
Weighted-average number of diluted common shares outstanding (in thousands)	716,377	674,804	707,276	661,741
Diluted earnings per common share (Canadian $)	1.97	1.95	3.60	13.45

(1)
In computing diluted earnings per share, we excluded average stock options outstanding of 2,270,156 and 2,178,439 with a weighted-average exercise price of $135.00 and $136.27, respectively, for the three and nine months ended July 31, 2023 (1,028,255 and 915,260 with a weighted-average exercise price of $142.54 and $143.28, respectively, for the three and nine months ended July 31, 2022) as the average share price for the period did not exceed the exercise price.

BMO Financial Group Third Quarter Report 2023 77

Note 10: Income Taxes
Canadian tax authorities have reassessed us for additional income tax and interest in an amount of approximately $1,465 million in respect of certain 2011-2018 Canadian corporate dividends. These reassessments denied certain dividend deductions on the basis that the dividends were received as part of a “dividend rental arrangement.” In general, the tax rules raised by the Canadian tax authorities were prospectively addressed in the 2015 and 2018 Canadian Federal Budgets. We filed Notices of Appeal with the Tax Court of Canada and the matter is in litigation. We remain of the view that our tax filing positions were appropriate and intend to challenge all reassessments. However, if such challenges are unsuccessful, the additional expense would negatively impact our net income.
On December 15, 2022, the Canadian government enacted legislation related to certain tax measures that are applicable to certain Canadian companies in a bank or life insurer group, including a one-time
15% tax (referred to as the Canada Recovery Dividend, or CRD), based on the average taxable income for fiscal 2020 and fiscal 2021, less a $1 billion exemption, payable in equal instalments over five years. The legislation also included a permanent 1.5% increase in the tax rate, based on taxable income above $100 million (effective for taxation years that end after April 7, 2022 and pro-rated
for the first year). In the first quarter of 2023, we recorded a one-time
tax expense of $371 million in income tax expense, including $312 million relating to the CRD, and $59 million relating to the pro-rated
fiscal 2022 impact of the 1.5% increase in tax rate, net of a related remeasurement of our net deferred tax asset.

Note 11: Operating Segmentation
Operating Groups
We conduct our business through three operating groups, each of which has a distinct mandate. Our operating groups are Personal and Commercial Banking (P&C) (comprised of Canadian Personal and Commercial Banking (Canadian P&C) and U.S. Personal and Commercial Banking (U.S. P&C)), BMO Wealth Management (BMO WM) and BMO Capital Markets (BMO CM), along with a Corporate Services unit. The acquisition of Bank of the West has been reflected in the U.S. P&C and BMO WM reporting segments.
For additional information refer to Note 25 of our annual consolidated financial statements for the year ended October 31, 2022.
Our results and average assets, grouped by operating segment, are as follows:

(Canadian $ in millions)
For the three months ended July 31, 2023	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	2,129	2,066	367	587	(244)	4,905
Non-interest revenue	656	419	1,055	891	3	3,024
Total Revenue	2,785	2,485	1,422	1,478	(241)	7,929
Provision for credit losses on impaired loans	209	119	1	1	3	333
Provision for credit losses on performing loans	60	84	6	9	-	159
Total provision for credit losses	269	203	7	10	3	492
Insurance claims, commissions and changes in policy benefit liabilities	-	-	4	-	-	4
Depreciation and amortization	143	252	73	84	-	552
Non-interest expense	1,113	1,313	938	992	730	5,086
Income (loss) before taxes and non-controlling interest in subsidiaries	1,260	717	400	392	(974)	1,795
Provision for (recovery of) income taxes	345	141	97	82	(324)	341
Reported net income (loss)	915	576	303	310	(650)	1,454
Non-controlling interest in subsidiaries	-	2	-	-	-	2
Net income (loss) attributable to bank shareholders	915	574	303	310	(650)	1,452
Average assets (3)	319,405	235,909	60,671	410,667	238,980	1,265,632

For the three months ended July 31, 2022	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	1,938	1,278	314	750	(83)	4,197
Non-interest revenue	591	298	1,391	514	(892)	1,902
Total Revenue	2,529	1,576	1,705	1,264	(975)	6,099
Provision for (recovery of) credit losses on impaired loans	104	22	2	(22)	(2)	104
Provision for (recovery of) credit losses on performing loans	(15)	46	(12)	15	(2)	32
Total provision for (recovery of) credit losses	89	68	(10)	(7)	(4)	136
Insurance claims, commissions and changes in policy benefit liabilities	-	-	413	-	-	413
Depreciation and amortization	131	105	63	68	-	367
Non-interest expense	1,003	667	818	852	152	3,492
Income (loss) before taxes	1,306	736	421	351	(1,123)	1,691
Provision for (recovery of) income taxes	341	168	97	89	(369)	326
Reported net income (loss)	965	568	324	262	(754)	1,365
Average assets (3)	296,941	144,043	50,774	384,257	193,009	1,069,024

78 BMO Financial Group Third Quarter Report 2023

(Canadian $ in millions)
For the nine months ended July 31, 2023	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	6,142	5,711	1,052	1,907	(1,072)	13,740
Non-interest revenue	1,818	1,162	4,834	2,875	(1,590)	9,099
Total Revenue	7,960	6,873	5,886	4,782	(2,662)	22,839
Provision for (recovery of) credit losses on impaired loans	536	233	3	(2)	2	772
Provision for credit losses on performing loans	125	101	14	19	701	960
Total provision for credit losses	661	334	17	17	703	1,732
Insurance claims, commissions and changes in policy benefit liabilities	-	-	1,788	-	-	1,788
Depreciation and amortization	413	622	219	249	-	1,503
Non-interest expense	3,086	3,315	2,731	2,978	2,019	14,129
Income (loss) before taxes and non-controlling interest in subsidiaries	3,800	2,602	1,131	1,538	(5,384)	3,687
Provision for (recovery of) income taxes	1,044	539	267	345	(1,268)	927
Reported net income (loss)	2,756	2,063	864	1,193	(4,116)	2,760
Non-controlling interest in subsidiaries	-	2	-	-	3	5
Net income (loss) attributable to bank shareholders	2,756	2,061	864	1,193	(4,119)	2,755
Average assets (3)	315,554	211,515	58,022	414,043	236,382	1,235,516

For the nine months ended July 31, 2022	Canadian P&C	U.S. P&C	BMO WM	BMO CM	Corporate Services (1)	Total
Net interest income (2)	5,488	3,575	864	2,419	(228)	12,118
Non-interest revenue	1,833	974	2,730	2,348	3,137	11,022
Total Revenue	7,321	4,549	3,594	4,767	2,909	23,140
Provision for (recovery of) credit losses on impaired loans	290	60	2	(37)	(5)	310
Provision for (recovery of) credit losses on performing loans	(123)	(105)	(7)	12	-	(223)
Total provision for (recovery of) credit losses	167	(45)	(5)	(25)	(5)	87
Insurance claims, commissions and changes in policy benefit liabilities	-	-	(314)	-	-	(314)
Depreciation and amortization	382	314	193	212	-	1,101
Non-interest expense	2,836	1,895	2,470	2,678	438	10,317
Income before taxes	3,936	2,385	1,250	1,902	2,476	11,949
Provision for income taxes	1,027	548	297	487	536	2,895
Reported net income	2,909	1,837	953	1,415	1,940	9,054
Average assets (3)	287,326	141,294	50,008	384,065	192,557	1,055,250

(1)	Corporate Services includes Technology and Operations.
(2)
Operating groups report on a taxable equivalent basis (teb). Revenue and the provision for income taxes are increased on tax-exempt
securities to an equivalent
before-tax
basis to facilitate comparisons of income between taxable and tax-exempt
sources. The offset to the groups’ teb adjustments is reflected in Corporate Services revenue and provision for income taxes.

(3)
Included within average assets are average earning assets, which are comprised of deposits with other banks, deposits at central banks, reverse repos, loans and securities. Total average earning assets for three and nine months ended July 31, 2023 are $1,161,226 million and $1,134,802 million, including $305,354 million and $301,594 million for Canadian P&C, $215,960 million and $196,237 million for U.S. P&C, and $639,912 million and $636,971 million for all other operating segments including Corporate Services (for three and nine months ended July 31, 2022 - Total: $972,879 million and $965,120 million, Canadian P&C: $282,781 million and $273,270 million, U.S. P&C: $137,169 million and $134,175 million and all other operating segments: $552,929 million and $557,675 million).

Certain	comparative figures have been reclassified to conform with the current period’s presentation.

Note 12: Acquisitions
AIR MILES Reward Program
On June 1, 2023, we completed the acquisition of AIR MILES Reward Program (AIR MILES) business of LoyaltyOne Co., a subsidiary of Loyalty Ventures Inc. pursuant to a process under the Companies Creditors Arrangement Act for a cash purchase price of US$160 million
. The AIR MILES business operates as a wholly-owned subsidiary of BMO. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our Canadian P&C reporting segment.
We acquired intangible assets of $152 million and goodwill of $239 million. Customer relationship and software intangible assets are being
amortized to income over 5 to 14 years.
The
t
rade name intangible asset has indefinite life and will not be amortized to income. Goodwill related to this acquisition is not deductible for tax purposes.
The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
June 1, 2023
Goodwill and intangible assets	391
Securities	668
Other assets	139
Total assets	1,198
Deferred revenue (1)	916
Other liabilities	64
Total liabilities	980
Purchase price	218

(1)	Deferred revenue reflects our obligation to fulfil the redemption of miles that were outstanding at the acquisition date and is included in other liabilities in the Consolidated Balance Sheet.
  The purchase price allocation for AIR MILES is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

BMO Financial Group Third Quarter Report 2023 79

Bank of the West
On February 1, 2023, we completed the acquisition of Bank of the West, including its subsidiaries, from BNP Paribas for a cash purchase price of US$13.8 billion. Bank of the West provides a broad range of banking products and services primarily in the Western and Midwestern parts of the U.S. The merger enables BMO’s market extension in Bank of the West’s primary markets, including California, and accelerates BMO’s commercial banking expansion. The acquisition is
reflected in our results as a business combination, in the U.S. P&C and BMO WM reporting segments.
As part of the acquisition, we acquired a 51% interest in its subsidiary CLAAS Financial Services, LLC which provides lease and loan financing to commercial entities acquiring agricultural equipment. The bank is the primary beneficiary of this LLC, and it is consolidated in our consolidated financial statements. We have recorded the ownership interests of the other partners in CLAAS Financial Services LLC as non-controlling
interest in our Consolidated Balance Sheet.
We acquired intangible assets of $2,892 million and goodwill of $10,568 million. Core-deposit and customer relationship intangible assets are being
amortized to income over the period during which we believe the assets will benefit us, on an accelerated basis, over a period not to exceed 15 years. Goodwill consists largely of the synergy and economies of scale expected from the combined operations of BMO and Bank of the West. Goodwill is not deductible for tax purposes.
We recorded the assets acquired and liabilities assumed at fair value as at the date of acquisition, as shown in the table below. The purchase price allocation is subject to refinement as we finalize the valuation of the assets acquired.

(Canadian $ in millions)
February 1, 2023
Purchase consideration	18,382
Impact of forward contracts (1)	(269)
Net purchase consideration	18,113
Fair value of identifiable assets acquired
Securities	28,437
Loans
Residential mortgages	11,912
Consumer installment and other personal	20,268
Credit card	885
Business and government	43,418
Total loans	76,483
Other assets (2)	9,155
Intangible assets	2,892
Total fair value of identifiable assets acquired	116,967
Fair value of liabilities assumed
Deposits	91,711
Other liabilities (2)	17,695
Total fair value of identifiable liabilities assumed	109,406
Non-controlling interest	16
Goodwill	10,568
Net purchase consideration	18,113

(1)
To mitigate changes in the Canadian dollar equivalent of the purchase price between announcement and close, we entered into forward contracts, which qualified for hedge accounting. Changes in the fair value of these forward contracts of $269 million
(after-tax)
were recorded as a reduction to the Canadian dollar equivalent of the purchase price.

(2)	The net deferred tax asset recorded in the opening balance sheet is $1,265 million.
  The purchase price allocation for Bank of the West is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.
The accounting for purchased loans, including the initial provision for credit losses, is discussed in Note 3.
Since the acquisition date, Bank of the West contributed revenue of $2,123 million and net income of $244 million to our consolidated results. Net income of $244 million excludes the initial allowance for credit losses of $705 million ($517 million after-tax)
and integration and acquisition related costs of $1,209 million ($908 million after-tax).
If we assume the acquisition occurred on November 1, 2022 and the same fair values were applied, we estimate that our combined consolidated year-to-date
revenue and net income would have been $24 billion and $2.9 billion, respectively.
Impact of Fair Value Management Actions
The fair value of fixed rate loans, securities and deposits is largely dependent on interest rates. As interest rates increased between announcement of the acquisition and close, the fair value of the acquired fixed rate instruments (in particular, loans, securities and deposits) decreased, resulting in higher goodwill on close as compared to our estimates on the announcement date. Conversely, the fair value of floating rate assets (liabilities) and non-maturity
deposits approximates par. Changes in goodwill relative to our original assumptions announced on December 20, 2021 impacted capital ratios on close because goodwill is treated as a deduction from capital under OSFI Basel III rules.
Upon announcement of the agreement to acquire Bank of the West, we entered into pay fixed/receive float interest rate swaps and purchased a portfolio of matched duration U.S. Treasuries and other balance sheet instruments to economically hedge the impact of changes in interest rates on our capital ratios at close. We recorded net interest income and mark-to-market
gains of $5.7 billion on these instruments, in interest income and non-interest
revenue between December 20, 2021 and February 1, 2023, at which time the interest rate swaps were settled. The gains provided additional capital to offset the impact of higher goodwill on close.

80 BMO Financial Group Third Quarter Report 2023

On close, we placed the majority of these U.S. Treasuries and other balance sheet instruments, which were in an unrealized loss position, in fair value hedge relationships with new pay fixed/receive float interest rate swaps. The fair value hedges, coupled with other actions taken to manage our interest rate risk profile to its target position, crystallized a $5.7 billion loss on these instruments, which will be recognized as a reduction in interest income over their remaining life through accounting for the new fair value hedges. We recorded a $295 million and $584 million reduction in interest, dividend and fee income – securities related to the fair value hedge in our Consolidated Statement of Income, for the three and nine months ended July 31, 2023, respectively.
Conversely, the fair values of the loans, securities and deposits we acquired are below par. This discount will accrete to interest income in our Consolidated Statement of Income over the remaining term of these instruments. We recorded $239 million and $491 million related to these purchased loans and $132 million and $272 million related to these purchased securities in our Consolidated Statement of Income in net-interest
income for the three and nine months ended July 31, 2023, respectively. More information on the purchased loans is included in Note 3.
Leasing Solutions Canada Inc.
On February 1, 2023, we acquired Leasing Solutions Canada Inc. from BNP Paribas. The acquisition was reflected in our results beginning in the second quarter of 2023 as a business combination, in the Canadian P&C reporting segment and was not material to the bank.
Radicle Group Inc.
On December 1, 2022, we completed the acquisition of Radicle Group Inc. (Radicle), a Calgary-based leader in sustainability advisory services and solutions, and technology-driven emissions measurement and management, for 1.2 million BMO common shares for a total value of $153 million plus cash consideration of $42 million. The acquisition was accounted for as a business combination, and the acquired business and corresponding goodwill are included in our BMO Capital Markets reporting segment.
As part of this acquisition, we acquired intangible assets of $61 million and goodwill of $89 million. The intangible
assets are being amortized over 3 to 15 years. Goodwill related to this acquisition is not deductible for tax purposes.
The fair values of the assets acquired and liabilities assumed at the date of acquisition are as follows:

(Canadian $ in millions)
December 1, 2022
Goodwill and intangible assets	150
Other assets	85
Total assets	235
Liabilities	40
Purchase price	195
  The purchase price allocation for Radicle is subject to refinement as we complete the valuation of the assets acquired and liabilities assumed.

BMO Financial Group Third Quarter Report 2023 81